     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 12, 2002



                                                      REGISTRATION NO. 333-83408

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                               AMENDMENT NO. 1 TO


                                   FORM SB-2
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                              NEWSMAX MEDIA, INC.
                 (Name of Small Business Issuer in Its Charter)

                                     NEVADA
                 (State or other jurisdiction of incorporation)

                         51120                                                  65-0855199
(Primary Standard Industrial Classification Code Number)         (I.R.S. Employer Identification Number)

                        560 VILLAGE BOULEVARD, SUITE 270
                           WEST PALM BEACH, FL 33409
                                 (561) 686-1165
 (Address and Telephone Number of Registrant's Principal Executive Offices and
                          Principal Place of Business)

                               CHRISTOPHER RUDDY
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              NEWSMAX MEDIA, INC.
                        560 VILLAGE BOULEVARD, SUITE 270
                           WEST PALM BEACH, FL 33409
                                 (561) 686-1165
           (Name, Address and Telephone Number of Agent for Service)

                                  (copies to:)

                     DAVID L. PERRY                                           NEIL S. BARITZ
                  HOLLAND & KNIGHT LLP                                     DREIER & BARITZ, LLP
           625 NORTH FLAGLER DRIVE, SUITE 700                     150 EAST PALMETTO PARK ROAD, SUITE 750
             WEST PALM BEACH, FLORIDA 33401                             BOCA RATON, FLORIDA 33432
                     (561) 833-2000                                           (561) 750-0910

Approximate date of commencement of proposed sale to the public: AS SOON AS PRACTICABLE AFTER THE EFFECTIVENESS OF THIS REGISTRATION STATEMENT.

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the earlier offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
           TITLE OF EACH CLASS OF                                    PROPOSED MAXIMUM     PROPOSED MAXIMUM
              SECURITIES TO BE                    AMOUNT TO BE      OFFERING PRICE PER   AGGREGATE OFFERING       AMOUNT OF
                 REGISTERED                        REGISTERED          SECURITY(1)             PRICE           REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------------------------
Units(2).....................................      1,000,000              $8.00              $8,000,000              $736
---------------------------------------------------------------------------------------------------------------------------------
Common Stock(3)..............................      1,000,000
---------------------------------------------------------------------------------------------------------------------------------
Common Stock
  Purchase Warrants(3).......................      1,000,000
---------------------------------------------------------------------------------------------------------------------------------
Common Stock(4)..............................      1,000,000              $8.80              $8,800,000              $810
---------------------------------------------------------------------------------------------------------------------------------
Totals.......................................                                               $16,800,000             $1,546
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

---------------

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended.
(2) Does not include 150,000 units that the underwriters have the option to purchase to cover over-allotments, if any.
(3) Included in the units. No additional registration fee is required.
(4) Issuable upon the exercise of the common stock purchase warrants.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                  SUBJECT TO COMPLETION, DATED MARCH 12, 2002


                             PRELIMINARY PROSPECTUS

                           (NEWSMAX MEDIA, INC. LOGO)

                                1,000,000 UNITS
                  CONSISTING OF ONE SHARE OF COMMON STOCK AND
                       ONE COMMON STOCK PURCHASE WARRANT

     We are offering up to 1,000,000 units consisting of one share of our common stock and one common stock purchase warrant. The common stock and warrants included in our units may be separated at the discretion of our underwriters 30 days after the closing date of this offering or such earlier date as the underwriters may determine, after which our common stock and warrants will trade separately. Each warrant entitles its owner to purchase one share of common
stock for $     (110% of the initial public offering price of the units). You may exercise your warrants at any time during the period commencing 30 days after the closing date of this offering and ending on the fifth anniversary of the closing date, unless we have redeemed them. We may redeem some or all of our outstanding warrants, at a redemption price of $.10 per warrant, beginning one year after the closing date of this offering once the closing bid price of our common stock has been at least 75% higher than the warrant exercise price for 20 consecutive trading days.

     Prior to this offering, there has been no public trading market for any of our securities. We will apply to list the units, common stock and warrants on
the American Stock Exchange under the symbols                . We currently
estimate that the initial public offering price will be between $6.00 and $8.00 per unit. For purposes of this prospectus, we have assumed an initial offering price of $7.00 per unit. For factors to be considered in determining the initial public offering price, see "Plan of Distribution."

     INVESTING IN THESE SECURITIES INVOLVES SIGNIFICANT RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 6.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                              PER UNIT   TOTAL
                                                              --------   -----
INITIAL PUBLIC OFFERING PRICE...............................     $         $
UNDERWRITING DISCOUNTS......................................     $         $
PROCEEDS, BEFORE EXPENSES, TO NEWSMAX MEDIA, INC. ..........     $         $

     We expect total cash expenses of this offering to be approximately $610,000, which will include a non-accountable expense allowance of three percent of the gross proceeds of this offering payable to the representative of the underwriters. The underwriters may, under certain circumstances, purchase from us up to an additional 15% of the number of units sold to the public, solely to cover over-allotments.

    The underwriters expect to deliver the units in                     , on
                                              , 2002.

                     NOBLE INTERNATIONAL INVESTMENTS, INC.

     The information contained in this prospectus is not complete and may be changed. We have filed a registration statement relating to these securities with the U.S. Securities and Exchange Commission. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.

                             ---------------------

                                          , 2002

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
FORWARD LOOKING STATEMENTS..................................    i
PROSPECTUS SUMMARY..........................................    1
SUMMARY FINANCIAL DATA......................................    3
RISK FACTORS................................................    4
USE OF PROCEEDS.............................................   11
DIVIDEND POLICY.............................................   12
CAPITALIZATION..............................................   13
DILUTION....................................................   13
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................   14
BUSINESS....................................................   18
MANAGEMENT..................................................   26
EXECUTIVE COMPENSATION......................................   28
CERTAIN TRANSACTIONS........................................   29
LEGAL PROCEEDINGS...........................................   29
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
  MANAGEMENT................................................   30
PLAN OF DISTRIBUTION........................................   31
DESCRIPTION OF SECURITIES...................................   34
MATERIAL FEDERAL INCOME TAX CONSIDERATIONS..................   36
SHARES ELIGIBLE FOR FUTURE SALE.............................   37
EXPERTS.....................................................   39
LEGAL MATTERS...............................................   39
CHANGE IN ACCOUNTANTS.......................................   39
WHERE YOU CAN FIND ADDITIONAL INFORMATION...................   40

                             ---------------------

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The offer to sell, and the solicitation of offers to buy, units in this prospectus is made only in jurisdictions where these offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the units.

                             ---------------------

                           FORWARD LOOKING STATEMENTS

     This prospectus contains forward-looking statements that address, among other things, our future acquisition and expansion strategy, plans for development of new products and services, projected capital expenditures and liquidity, development of additional revenue sources, and plans for development of profitable marketing and distribution alliances. These statements may be found in the sections of this prospectus entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and in this prospectus generally. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in "Risk Factors" and elsewhere in this prospectus.

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus and may not contain all the information that may be important to you. You should read this entire document carefully. You should consider the information set forth under "Risk Factors" and our financial statements and accompanying notes that appear elsewhere in this prospectus.

     In this prospectus, "NewsMax Media," "NewsMax," "we," "us," and "our" all refer to NewsMax Media, Inc. Unless otherwise noted, information reflects a 1:3 reverse stock split of our common stock which will take effect as of the closing date of this offering.

                                  OUR COMPANY

     NewsMax Media publishes original news and opinion content through traditional print media and our Internet web site. We provide a targeted audience with alternative news content and political commentary from that provided by larger, more established news media organizations. Our principal publications are our monthly news magazine NewsMax.com, which we deliver to a paid subscriber base, and our Internet web site located at www.newsmax.com. We market and sell our products, as well as related products of others, through our print and online publications and other forms of direct response marketing.

     We seek to establish NewsMax Media as a leading alternative news media and publishing company in the United States. The principal elements of our business strategy are:

     - Expand the paid subscriber base of our monthly Newsmax.com magazine;

     - Increase our non-subscription revenues by expanding our offering of products;

     - Develop our alternative news and opinion content and our reporting and editorial staff to attract and retain additional readers;

     - Target individuals in the higher income and net worth demographics to whom we believe our content has the greatest appeal; and

     - Build awareness of the NewsMax brand through increased marketing.

As a means of implementing our strategy, we may consider the acquisition of selected media companies or products which would enhance our business.

     We commenced business in 1998 and have experienced growth in revenues, paid subscribers and traffic to our web site. Our gross revenues increased from $2,978,787 in 2000 to $4,212,672 in 2001. According to DataReturn, a web hosting firm, average monthly visits to our web site were 1,045,378 in 1999, increasing to 2,858,349 in 2000 and 4,711,834 in 2001. We currently have 59,395 paid subscribers to our monthly NewsMax.com magazine, compared to 30,500 paid subscribers at the end of 2000.

     Our principal executive offices are located at 560 Village Boulevard, Suite 270, West Palm Beach, Florida 33409 and our telephone number is (561) 686-1165. Information contained on or linked to our web site at www.newsmax.com does not constitute part of this prospectus.

                                  THE OFFERING

     The information below and elsewhere in this prospectus, unless otherwise stated, assumes no exercise of the over-allotment option.

SECURITIES OFFERED: ..........   1,000,000 units consisting of one share of
                                 common stock and one common stock purchase warrant. The common stock and the warrants included in our units may be separated at the discretion of our underwriters 30 days after the closing of this offering or such earlier date as the underwriters may determine, after which the common stock and warrants will trade separately.

WARRANTS: ....................   Our warrants included in the units will be
                                 exercisable commencing 30 days after the
                                 closing date of this offering. The exercise
                                 price of each warrant is $          or 10%
                                 above the initial offering price of the units.
                                 You may exercise your warrants at any time during the period commencing 30 days after the closing date of this offering and ending on the fifth anniversary of the closing date, unless we have redeemed them. We may redeem some or all of our outstanding warrants, at a redemption price of $.10 per warrant, beginning one year after the closing date of this offering once the closing bid price of our common stock has been at least 75% higher than the warrant exercise price for 20 consecutive trading days.

OFFERING PRICE: ..............   $6 to $8 per unit.

COMMON STOCK OUTSTANDING
BEFORE OFFERING: .............   4,328,890 shares (does not include an
                                 additional 1,690,581 shares of common stock issuable upon the exercise of outstanding options and warrants)

COMMON STOCK OUTSTANDING AFTER
OFFERING: ....................   5,328,890 shares if 1,000,000 units are sold in
                                 this offering (does not include an additional
                                 2,690,581 shares of common stock issuable upon the exercise of outstanding options and warrants)

USE OF PROCEEDS: .............   The net proceeds of this offering, estimated to
                                 be approximately $5,690,000, will be used to fund additional sales and marketing expenses, as well as for working capital, general and administrative expenses, and the purchase of capital equipment. Our use of proceeds is more fully described under the section "Use of Proceeds."

DIVIDEND POLICY: .............   We do not intend to pay cash dividends on our
                                 common stock in the foreseeable future. We plan to retain any earnings for use in the operation of our business and to fund future growth.

                             SUMMARY FINANCIAL DATA

     The following table sets forth our summary financial data for the years ended December 31, 2000 and 2001. The following table should be read in conjunction with the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the accompanying financial statements and notes included in another section of this prospectus. The As Adjusted column reflects the sale of 1,000,000 units in this offering at an assumed mid-range initial offering price of $7.00 per unit, after deducting the underwriter discounts and commissions and estimated offering expenses payable by us, and the application of these proceeds. The information summarized below does not give effect to the 1:3 reverse stock split to become effective as of the closing of this offering.

                                                                 FISCAL YEAR ENDED
                                                                    DECEMBER 31,
                                                              ------------------------
                                                                 2000          2001
                                                              -----------   ----------
STATEMENT OF OPERATIONS DATA:
Revenues:
  Product sales.............................................  $   580,263   $2,225,563
  Subscription revenues.....................................    1,040,490    1,191,776
  Advertising revenues......................................    1,259,983      669,505
  List rental and other revenues............................       98,051      125,828
Total Revenues:.............................................    2,978,787    4,212,672
Cost of Revenues............................................    1,284,399    2,355,264
Operating Expenses:
  Sales and Marketing Costs.................................    3,183,062    2,609,178
  General and Administrative Expenses:......................    2,831,071    3,370,110
Total Operating Expenses....................................    6,014,133    5,979,288
Loss from operations........................................   (4,319,745)  (4,121,880)
Net loss....................................................   (4,130,805)  (4,042,010)
Basic and diluted loss per common share:....................  $     (0.44)  $    (0.39)
  Weighted average common shares outstanding -- basic and
     diluted................................................    9,336,388   10,345,100

                                                       AS OF DECEMBER 31, 2001   AS ADJUSTED
                                                       -----------------------   -----------
BALANCE SHEET DATA:
Current Assets.......................................        $1,608,494          $7,363,494
Property and equipment, net..........................           127,585             127,585
Other assets.........................................           176,058             176,058
Total assets.........................................         1,912,137           7,667,137
Current liabilities..................................         1,273,529           1,273,529
Total liabilities....................................         1,307,554           1,307,554
Total stockholders' equity...........................           604,583           6,359,583
Total liabilities and stockholders' equity...........         1,912,137           7,667,137

                                  RISK FACTORS

     An investment in our units, common stock and warrants involves a high degree of risk. In addition to the other information contained in this prospectus, you should carefully consider the following risk factors before making an investment decision concerning our securities. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our operations. If any of the following risks were to materialize, our business, financial condition or results of operations could be materially adversely affected. Were that to occur, if our securities are traded in the future, the trading price of our securities could decline, and you could lose all or part of your investment. You should not purchase our units if you cannot afford the loss of your entire investment.

                         RISKS RELATED TO OUR BUSINESS

OUR LIMITED OPERATING HISTORY MAKES EVALUATING OUR BUSINESS DIFFICULT.

     We commenced operations in July 1998 and launched our first publication and our web site in September 1998. Accordingly, we have only a limited operating history upon which you can evaluate our business and prospects. An investor in our units must consider the risks, expenses and difficulties frequently encountered by early stage companies in new and rapidly evolving markets, including web-based news and information companies. The likelihood of our success must be considered in light of the expenses, problems and delays frequently encountered by businesses in the early stages of development, the competitive environment in which we operate and the frequent failure rate of other companies whose businesses are principally focused on the Internet.

WE MAY REQUIRE SUBSTANTIAL AMOUNTS OF ADDITIONAL FINANCING THAT MAY NOT BE AVAILABLE TO US.

     The proceeds from the sale of the units together with our existing sources of capital may not be sufficient to meet our ultimate financial needs, and may not be substantial in relationship to the operations or business in which we intend to engage. It may be necessary for us to secure significant amounts of additional financing. While we have various alternative plans to secure such financing, there can be no assurance that any of such plans will be successful.

WE HAVE AN ACCUMULATED DEFICIT AND A HISTORY OF OPERATING LOSSES, AND WE CANNOT ASSURE YOU THAT WE WILL BECOME PROFITABLE IN THE FUTURE.

     We continue to incur operating losses. For the years ended December 31, 2000 and 2001, we incurred operating losses of $(4,319,745) and $(4,121,880), respectively. For the fiscal year ended December 31, 2001, we recorded a net loss of $(4,042,010) and had an accumulated deficit as of December 31, 2001 of $(10,970,737). Our operating expenses have increased and can be expected to increase significantly in connection with our efforts to market our products. As a result, our future profitability will depend on the success of our marketing efforts. Future events, including unanticipated expenses and increased competition, could have a material adverse effect on our operating margins and results of operations. Accordingly, we may experience significant liquidity and cash flow problems if we are not able to raise additional capital as needed. There can be no assurance that future revenues will grow sufficiently to generate a positive cash flow or otherwise enable us to be profitable.

THE CONTENT OF OUR PUBLICATIONS AND INFORMATIONAL PRODUCTS MAY LIMIT OUR REVENUES FROM ADVERTISING, SUBSCRIPTIONS OR OTHER SOURCES.

     Our media products and publications contain, and will continue to contain, content that may be considered to be politically and culturally controversial. As a result of this content, some potential advertisers may choose not to purchase advertising in our publications. Our outspoken stance on political issues may result in negative reactions from some readers, commentators and other media outlets, which may adversely affect our ability to sell advertising, sell subscriptions to our publications, or enter into other commercial relationships we might otherwise desire.

OUR QUARTERLY REVENUES AND OPERATING RESULTS MAY NOT BE INDICATIVE OF FUTURE PERFORMANCE, ARE DIFFICULT TO FORECAST AND ARE LIKELY TO CONTINUE TO FLUCTUATE.

     Our quarterly revenues and operating results are likely to fluctuate significantly from quarter to quarter as a result of several factors, many of which are outside our control, and any of which could adversely affect our business. These factors include:

     - National and world news events affecting generally the public's level of interest in news, opinion and related products;

     - Changes in the number of subscribers to our magazine and increased competition in the alternative news and opinion print media market;

     - Fluctuations in general economic conditions causing a decrease in consumer spending; and

     - Fluctuations in the general demand for advertising.

     As a result of these fluctuations, period-to-period comparisons of our quarterly results may not be meaningful and should not be relied upon as indicators of future performance.

IF WE ARE UNABLE TO ATTRACT OR RETAIN QUALIFIED EDITORIAL STAFF AND OUTSIDE CONTRIBUTORS, OUR BUSINESS COULD BE ADVERSELY AFFECTED.

     Our future success depends substantially upon the continued efforts of our editorial staff and outside contributors to produce original, timely, comprehensive and trustworthy content. Only a limited number of our writers are under contract. Those writers presently include Christopher Ruddy, our president and chief executive officer, and the radio personalities and columnists Michael Savage, Neal Boortz, Mike Gallagher and Barry Farber. We may not be able to retain existing contributors or attract additional highly qualified writers in the future. If we lose the services of a significant number of our editorial staff and outside contributors or are unable to continue to attract additional writers with appropriate qualifications, our business, results of operations and financial condition could be materially adversely affected.

INTENSE COMPETITION IN THE PUBLISHING AND NEWS MEDIA INDUSTRY COULD REDUCE OUR MARKET SHARE AND ADVERSELY AFFECT OUR FINANCIAL PERFORMANCE.

     An increasing number of news media and information sources compete for consumers' and advertisers' attention and spending. We expect this competition to continue to increase. We compete for advertisers, readers, staff and outside contributors with many types of companies, including among others:

     - publishers and distributors of traditional media, including print, radio and television;

     - online services or web sites focused on news, including CNN.com and CSNBC.com; and

     - web "portal" companies, such as Yahoo! and America Online.

     Our ability to compete depends on many factors, including the originality, timeliness, comprehensiveness and trustworthiness of our content and that of our competitors, our success in developing a recognized brand for our publications, and the effectiveness of our sales and marketing efforts.

     Many of our existing competitors, as well as a number of potential new competitors, have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than we do. This may allow them to devote greater resources than we can to the development and promotion of their services. Our competitors may develop content that is equal or superior to ours or that achieves greater market acceptance than ours. It is also possible that new competitors may emerge and rapidly acquire significant market share. We may not be able to compete successfully for advertisers, readers, staff or outside contributors, which would materially adversely affect our ability to pursue our business plan. Increased competition could result in price reductions, reduced margins or loss of market share, each of which would materially adversely affect our business, results of operations and financial condition.

     We also compete with other magazines, newspapers, television, radio, and electronic media for a share of advertisers' total advertising budgets. If advertisers perceive our print publications to be too limited or an ineffective advertising medium, they may be reluctant to purchase advertising in our magazine and on our web site.

OUR BUSINESS DEPENDS UPON THE CONTINUED SERVICES OF OUR KEY MANAGEMENT
PERSONNEL.

     Our business depends upon the continued service of our key management personnel, including Christopher Ruddy, our president and chief executive officer. We cannot assure you that we will be able to retain the services of any of our key executives. If any of our key executives were to leave us, our business, results of operations and financial condition could be materially adversely affected. We do not currently have "key man" insurance policies on any of our executives.

POTENTIAL LIABILITY FOR INFORMATION WE PUBLISH MAY REQUIRE US TO DEFEND AGAINST LEGAL CLAIMS, WHICH MAY CAUSE SIGNIFICANT OPERATIONAL EXPENDITURES.

     We may be subject to claims for defamation, libel, copyright or trademark infringement or other legal actions relating to the information we publish. These types of claims have been brought, sometimes successfully, against news and opinion publishing businesses in the past. We could also be subject to claims based upon the content that is accessible from our web site through links to other web sites. Our insurance coverage may not adequately protect us against these claims. Liability claims could require us to spend significant time and money in litigation and to pay significant damages. As a result, liability claims, whether or not successful, could seriously damage our reputation and business.

FAILURE TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS COULD HARM OUR BRAND-BUILDING EFFORTS AND OUR ABILITY TO COMPETE EFFECTIVELY.

     To protect our rights to our intellectual property, we rely on a combination of common law trademark and copyright law, trade secret protection, and contractual arrangements with our employees, affiliates, contributors, and others. The protective steps we have taken may be inadequate to deter misappropriation of our proprietary information. We may be unable to detect the unauthorized use of, or to take appropriate steps to enforce, our intellectual property rights. We currently have pending applications for federal registration of three of our marks. Effective trademark, copyright and trade secret protection may not be available in every country in which we offer or intend to offer our services. Inadequate protection of our intellectual property could harm our brand, devalue our proprietary content and affect our ability to compete effectively.

                         RISKS RELATED TO OUR INDUSTRY

OUR FUTURE SUCCESS DEPENDS PARTIALLY ON OUR ABILITY TO IDENTIFY AND MONITOR TRENDS IN POLITICS, CURRENT EVENTS AND POPULAR CULTURE AND TO IDENTIFY, DEVELOP AND OFFER NEW PUBLICATIONS, AS WELL AS OTHER PRODUCTS AND SERVICES, THAT SATISFY THE TASTES OF OUR TARGET AUDIENCES.

     To establish market acceptance of a new publication, we must dedicate significant resources to research and editorial development, production and sales and marketing. We incur significant costs in developing, publishing and selling a new book, which often significantly precede meaningful revenues from its sale. Our development of successful new proprietary publications generally will require significant time and investment. Prospective investors should note, however, that there can be no assurance that our efforts to introduce new publications or other products or services will be successful or profitable. We record as an expense the costs related to the development of new publications and products as they are incurred. As a result, our future profitability from quarter-to-quarter and from year-to-year may be adversely affected by the number and timing of new publications and product launches in any period and the level of acceptance gained by our publications and products.

GENERAL ECONOMIC TRENDS HAVE REDUCED AND MAY CONTINUE TO REDUCE OUR ADVERTISING REVENUES.

     Our advertising revenues are subject to the risks arising from adverse changes in domestic and global economic conditions. Because of the recent economic slowdown in the United States, many advertisers are reducing advertising expenditures. Our advertising revenues in 2001 declined 46.9% from the level in 2000. If the current economic slowdown continues or worsens it may result in further reductions in purchases of advertising, and our results of operations may be adversely affected.

INCREASES IN PAPER AND POSTAGE COSTS MAY HAVE AN ADVERSE EFFECT ON OUR FUTURE FINANCIAL RESULTS.

     Postage for product distribution and direct mail solicitations is a significant expense for us. We use the U.S. Postal Service for distribution of many of our products and marketing materials. Postage costs increased in January 2001 and another rate increase is expected in the near future. The price of paper is also a significant expense relating to our print products and direct mail solicitations. Paper price increases could have an adverse effect on our future results. We cannot assure you that we will be able to increase our revenues sufficiently to cover these cost increases.

WE MAY BE EXPOSED TO LIABILITY OVER PRIVACY CONCERNS.

     Despite the display of our privacy policy on our web site, any penetration of our network security or misappropriation of our customers' personal or credit card information could subject us to liability. We may be liable for claims based on unauthorized purchases with credit card information, impersonation or other similar fraud claims. Claims could also be based on other misuses of personal information, such as for unauthorized marketing purposes. These claims could result in litigation, which could divert management's attention from the operation of our business and result in the imposition of significant damages. In addition, the Federal Trade Commission and several states have investigated the use by Internet companies of personal information. In 1998, the U.S. Congress enacted the Children's Online Privacy Protection Act of 1998. The Federal Trade Commission recently promulgated final regulations interpreting this act. We depend upon collecting personal information from our customers and we believe that the regulations under this act will make it more difficult for us to collect personal information from some of our customers. Any failure to comply with this act may make us liable for substantial fines and other penalties. We could also incur expenses if new regulations regarding the use of personal information are introduced or if our privacy practices are investigated.

RECENT TERRORIST ATTACKS HAVE CONTRIBUTED TO ECONOMIC INSTABILITY IN THE UNITED STATES; CONTINUED TERRORIST ATTACKS, WAR OR OTHER CIVIL DISTURBANCES COULD LEAD TO FURTHER ECONOMIC INSTABILITY ADVERSELY AFFECTING OUR BUSINESS.

     On September 11, 2001, the United States was the target of terrorist attacks of unprecedented scope. These attacks have caused instability in the global financial markets and other industries including the advertising industry. These attacks and the subsequent U.S. military campaign may lead to substantial armed hostilities or to further acts of terrorism and civil disturbances in the United States or elsewhere, which may contribute further to economic instability in the United States and could have a material adverse effect on our business, financial condition and operating results. These and other developments arising out of the attacks may make the occurrence of one or more of the factors discussed under "Risk Factors" in this prospectus more likely to occur.

                         RISKS RELATED TO THIS OFFERING

CONTROL BY PRINCIPAL STOCKHOLDERS, OFFICERS AND DIRECTORS COULD ADVERSELY AFFECT OUR STOCKHOLDERS.

     Upon completion of this offering, our officers, directors and greater-than-five-percent stockholders (and their affiliates) will, in the aggregate, beneficially own approximately 53.51% of our outstanding common stock, assuming that they do not purchase units in this offering. As a result, these persons, acting together, will have the ability to control substantially all matters submitted to our stockholders for approval (including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets) and to control our management and affairs. Although none of our officers, directors or large stockholders have committed to purchase units in this offering, it is possible that they may do so, thereby increasing management's control.

WE MAY ISSUE ADDITIONAL SECURITIES WHICH WOULD DILUTE THE VALUE OF THE SHARES OF OUR COMMON STOCK.

     Certain events over which you will have no control could result in the issuance of additional shares of our common stock, which could dilute the value of your shares of common stock. We may issue additional shares of common stock:

     - to raise additional capital;

     - upon the exercise of outstanding options and stock purchase warrants or additional options and warrants issued in the future;

     - in connection with loans or other capital raising transactions; and

     - in connection with acquisitions of other businesses or assets.

     As of February 22, 2002, there were outstanding warrants and options to acquire up to 2,107,134 additional shares of our common stock. If exercised, these securities could dilute the value of the shares of common stock. In addition, we have the authority under our articles of incorporation to issue up to 10,000,000 shares of preferred stock without further stockholder approval, including shares which could be convertible into our common stock. Were we to issue any such shares or enter into any other financing transactions, the terms may have the effect of significantly diluting or adversely affecting the holdings or the rights of the holders of the common stock.

OUR MANAGEMENT HAS BROAD DISCRETION AS TO THE USE OF THE PROCEEDS FROM THIS OFFERING, WHICH WE MAY NOT USE EFFECTIVELY.

     Our management will have broad discretion in how we use the net proceeds of this offering. Investors will be relying on the judgment of our management regarding the application of the proceeds of this offering. We cannot assure you that we will apply the proceeds in ways that will increase the value of our company. You may not agree with our application of the proceeds of this offering.

WE DO NOT INTEND TO PAY CASH DIVIDENDS.

     We have never declared or paid any cash dividends on our common stock. We currently intend to retain any future earnings for funding our operations and, therefore, do not expect to pay any cash dividends in the foreseeable future.

OUR BYLAWS PROVIDE FOR INDEMNIFICATION OF OUR BOARD OF DIRECTORS.

     Our bylaws require us to indemnify the members of our board of directors against any loss or liability incurred in connection with our affairs (including breaches of fiduciary obligations) so long as the loss or liability arises from acts performed in good faith and which do not involve fraud or gross negligence on the part of the members of the board of directors. Therefore, a stockholder suing on behalf of NewsMax may have a more limited right of action against our board of directors than he would have in the absence of this indemnification provision.

IF YOU INVEST IN OUR UNITS, THERE IS NO ASSURANCE THAT YOU WILL RECEIVE A RETURN ON YOUR INVESTMENT.

     We cannot assure you that you will realize a positive return on your investment or that you will not lose your entire investment in the units. You should read this prospectus and all exhibits carefully, and should consult with your own personal legal and financial advisors prior to making any investment decision.

THERE HAS BEEN NO NEGOTIATION CONCERNING THE INITIAL OFFERING PRICE OF THE UNITS WITH THIRD PARTIES OR ANY DETERMINATION OF THE VALUE OF THE UNITS, COMMON STOCK AND WARRANTS BY AN INDEPENDENT APPRAISER.

     The initial offering price and other terms of the units and underlying common stock and warrants have been determined by our management and the underwriters. The offering price of the units, common stock and warrants does not necessarily reflect the price at which these securities may be sold at a later date or their current fair market value.

THERE HAS BEEN NO PRIOR MARKET FOR OUR UNITS, COMMON STOCK OR WARRANTS AND THE MARKET PRICE OF THESE SECURITIES MAY FLUCTUATE.

     There has been no market for our units, common stock or warrants prior to this offering. The price of our units after the offering may fluctuate widely and the units may trade at prices significantly below the initial offering price. Although we plan to apply for trading privileges on the American Stock Exchange we cannot guarantee that a trading market for our securities will develop or, if a market does develop, the depth of the trading market for the securities or the prices at which the securities will trade. Should a trading market for our securities develop, the market price could decline as a result of sales by our existing stockholders of shares of common stock or the perception that these sales could occur.

IF THE MARKET PRICE OF OUR UNITS OR COMMON STOCK FALLS BELOW $5.00 PER SECURITY, TRANSACTIONS IN OUR SECURITIES COULD BECOME SUBJECT TO PENNY STOCK REGULATIONS, WHICH COULD INHIBIT THE MARKETABILITY OF OUR SECURITIES.

     The Securities and Exchange Commission has adopted regulations which generally define a "penny stock" to be any equity security that has a market price (as defined) of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. As a result, our securities may become subject to rules that impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse). For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of such securities and must have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a risk disclosure document mandated by the Commission relating to the penny stock market. The broker-dealer must also disclose the commission payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Consequently, were our securities to become subject to the "penny stock" rules, these rules could restrict the ability of broker-dealers to facilitate transactions in our securities and could affect the ability of investors to sell our securities in the secondary market and the price at which our securities could be sold.

ANTI-TAKEOVER PROVISIONS IN OUR ARTICLES OF INCORPORATION MAY ADVERSELY AFFECT THE VALUE OF OUR OUTSTANDING SECURITIES.

     Pursuant to our articles of incorporation, our board of directors may issue, without stockholder approval, up to 10,000,000 shares of preferred stock in the future with such preferences, limitations and relative rights as the board may determine. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying or preventing a change in control of NewsMax without further action by the stockholders.

YOU WILL SUFFER IMMEDIATE DILUTION OF APPROXIMATELY 81.1 PERCENT OF YOUR INVESTMENT.

     We anticipate that the initial offering price of the units will be substantially higher than the net tangible book value per share of our common stock after this offering. If we sell the units at $7.00 per unit you will incur immediate dilution of approximately $5.67 in net tangible book value for each share of our common stock included in the units you purchase. If currently outstanding options or warrants to purchase our common stock were exercised, your investment may be further diluted.

FUTURE SALES OF OUR COMMON STOCK BY OUR EXISTING STOCKHOLDERS COULD DECREASE THE TRADING PRICE OF THE COMMON STOCK AND WARRANTS.

     Sales of a large number of shares of our common stock in the public markets after this offering, or the potential for such sales, could decrease the trading price of our common stock and warrants and could impair our ability to raise capital through future sales of our common stock. Upon completion of this offering, there will be 5,328,890 shares of our common stock outstanding, and an additional 2,690,581 shares of common stock issuable upon the exercise of outstanding options and warrants (including the 1,000,000 shares of common stock issuable upon the exercise of the warrants included in the units and 100,000 shares issuable to the representative of the underwriters upon exercise of a warrant to be granted to it in connection with this offering). Of these shares, the 1,000,000 shares of common stock included in the units sold in this offering and the 1,000,000 shares of common stock reserved for issuance upon exercise of the warrants included in the units (if and when issued) will be freely tradable without restrictions or further registration under the Securities Act of 1933, unless such shares are purchased by our "affiliates," as that term is defined in Rule 144 of the Securities Act of l933.

     All of the rest of our outstanding shares and shares issuable upon the exercise of outstanding options and warrants will be "restricted securities" for purposes of Rule 144 of the Securities Act and may not be resold unless registered under the Securities Act or sold pursuant to an applicable exemption from registration, including the exemption contained in Rule 144. All of these securities are eligible for sale on the open market under Rule 144 (subject to the volume, holding period and manner of sale limitations of that rule), except
for        shares which are subject to lockup agreements which prohibit their sale for periods of between six months and 18 months after the closing date of this offering, unless the sale is consented to by us and the representative of the underwriters.

THE EXISTENCE OF OUTSTANDING WARRANTS AND OPTIONS MAY IMPAIR OUR ABILITY TO RAISE CAPITAL.

     After completion of this offering, we will have outstanding warrants to
purchase 1,100,000 shares of our common stock at a price of $     (or 110% of
the initial offering price of the units), as well as warrants to purchase an additional 330,779 shares of our common stock at a weighted average exercise price of $8.61 per share and options to purchase an additional 1,359,802 shares of our common stock at exercise prices ranging from $1.50 to $11.25 per share, which warrants and options were issued and outstanding prior to this offering. During the life of these warrants and options, the holders are given an opportunity to profit from a rise in the market price of our common stock with a resulting dilution in the interest of the other stockholders. Our ability to obtain additional financing during the period these warrants and options are outstanding may be adversely affected and their existence may have an effect on the price of our common stock. The holders of the warrants and options may be expected to exercise them at a time when we would, in all likelihood, be able to obtain any needed capital by a new offering of securities on terms more favorable than those provided by the warrants and options being exercised.

                                USE OF PROCEEDS

     We expect the net proceeds from this offering, assuming an offering price of $7.00 per unit, to be approximately $5,690,000, after deducting the underwriting discount of $700,000 and estimated offering expenses of $610,000 (inclusive of the representative's three percent non-accountable expense allowance) and assuming no exercise of the warrants or the underwriters' over-allotment option.

     We intend to use the net proceeds, along with any other financing sources that may become available to us, to support our anticipated growth. We intend to apply the net proceeds of this offering to the following areas and in approximately the following amounts:

USE OF CAPITAL                                                  AMOUNT       %
--------------                                                ----------    ---
Working Capital Requirements................................  $2,540,000     45
Sales & Marketing...........................................  $1,500,000     26
General & Administrative....................................  $  750,000     13
Additional Personnel Expenses...............................  $  600,000     11
Capital Expenditures........................................  $  300,000      5
                                                              ----------    ---
     TOTAL..................................................  $5,690,000    100

WORKING CAPITAL REQUIREMENTS

     We expect that the anticipated increase in sales will cause additional cash flow requirements for working capital as we increase our purchases of book and apparel inventory, and incur additional costs to seek, hire and train new employees. Additionally, we intend to pursue complementary acquisition, merger or strategic alliance opportunities that will allow us to pursue a leadership position in the media industry in the print, radio, television and internet sectors. We have not identified nor are we pursuing any particular transactions at this time.

SALES AND MARKETING

     In order to continue our growth in revenues, we must further establish the recognition of the NewsMax brand, which is essential to building our magazine subscriber base and attracting more users to our web site. In addition to funding our recent expansion into television advertising, we will utilize these proceeds to continue our advertising through radio, print, online media and direct mailing. We believe that increased brand awareness will attract not only new customers, but also potential strategic partners, advertisers, talented writers and employees.

GENERAL AND ADMINISTRATIVE

     We expect to incur additional expenses related to daily business operations as we continue to streamline our internal procedures. This would include costs related to the development of our network infrastructure, telecommunications expenses and professional fees.

ADDITIONAL PERSONNEL EXPENSES

     We plan to add several key positions in sales, marketing, technology and management following the offering and will seek to hire quality personnel to fill these positions. One major area requiring expansion will be our technology infrastructure. Upon upgrading our web site, online store and internal systems, we plan to hire a chief technology officer, database administrator and senior application developer. We also intend to provide salary increases to many long-term employees, including management, who have accepted reduced salaries over the past few years in an effort to help us conserve our cash.

CAPITAL EQUIPMENT

     During the next year, we will be implementing a new technology system to maintain our online store and update our web site. The estimated cost will be approximately $225,000 and will cover hardware costs, consulting fees and software applications. The benefits provided will be customer ease of use, increased functionality, enhanced inventory maintenance and streamlined customer service. We also expect to incur other costs of approximately $25,000 for computer hardware and software licenses.

     The expansion of our business will require us to increase our office space at both our corporate headquarters and our fulfillment and customer service center. We believe the cost of this expansion will be approximately $50,000 for leasehold improvements and additional furniture and fixtures.

     The amount and timing of any of the above expenses will depend on various factors, including rates of business growth, specific technology, capital equipment and other requirements of our customers and opportunities presented to us. While we have prepared internal forecasts to assist management in planning, we believe that these forecasts, as they apply to periods extending beyond the next few months, are based on numerous assumptions as to factors beyond our control and are therefore not to be relied upon, and that our actual cash requirements may differ materially from those we presently forecast. We nevertheless believe the net proceeds of this offering will be sufficient to fund our operations for at least the next 24 months. Pending the use of the proceeds of this offering for operational purposes, we intend to invest the net proceeds of this offering in short-term investment-grade interest-bearing securities.

     Proceeds allocated to working capital and sales and marketing in the above table may be used to support any of our operations, including, without limitation, the payment of accounts receivable, debt repayment and other operating costs. We believe that, for a company with our level of operations, a significant cash reserve is prudent in order to offset unforeseen short-term cash imbalances or to meet other unforeseen cash requirements.

                                DIVIDEND POLICY

     We expect to retain all earnings generated by our operations for the development and growth of our business, and do not anticipate paying any cash dividends to our stockholders in the foreseeable future. The payment of future dividends on the common stock and the rate of such dividends, if any, will be determined by our board of directors in light of our earnings, financial condition, capital requirements and other factors.

                             [intentionally blank]

                                 CAPITALIZATION

     The following table sets forth our capitalization as of December 31, 2001:

     - on an actual basis giving effect to a 1:3 reverse stock split; and

     - on an as adjusted basis to reflect our sale of 1,000,000 units in this offering at an assumed initial offering price of $7 per unit, after deducting underwriting discounts and estimated offering expenses payable by us.

     The financial data as of December 31, 2001 in the following table are derived from the audited financial statements as of December 31, 2001. You should read this table together with the section of this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes contained elsewhere in this prospectus.

                                                                 DECEMBER 31, 2001
                                                            ---------------------------
                                                               ACTUAL      AS ADJUSTED
                                                            ------------   ------------
Shareholders' equity:
  Preferred stock, $.001 par value; 10,000,000 shares
     authorized; no shares outstanding....................  $        -0-   $        -0-
  Common stock, $.00l par value; 40,000,000 shares
     authorized; 3,676,713 shares issued and outstanding
     (actual); 4,676,713 shares issued and outstanding
     (pro forma)..........................................         3,677          4,677
  Additional paid-in capital..............................    11,571,643     17,260,643
  Accumulated deficit.....................................   (10,970,737)   (10,970,737)
  Total stockholders' equity..............................       604,583      6,294,583
Total capitalization......................................  $    604,583   $  6,294,583

                                    DILUTION

     At December 31, 2001, we had a net tangible book value of $509,265 or approximately $.139 per share of common stock. Net tangible book value is equal to total tangible assets minus total liabilities. Our net tangible book value per share is calculated by dividing our net tangible book value by 3,676,713, the total number of shares of common stock outstanding on December 31, 2001.

     At December 31, 2001, after giving pro forma effect to the sale of 1,000,000 units in this offering at an assumed initial offering price of $7 per unit, after deducting underwriting discounts and estimated offering expenses, and the receipt by us of the net proceeds from this offering, attributing no portion of the value of the units to the detachable warrant, our pro forma net tangible book value at December 31, 2001 would have been approximately $6,199,265 million, or approximately $1.326 per share of common stock. The dilution is $5.674 per share, or approximately 81.1% the price you are paying per unit in this offering.

     The following table illustrates this per share dilution:

                                                               PER
                                                              SHARE
                                                              ------
Assumed initial offering price per share of common stock
  contained in our unit.....................................  $7.000
Net tangible book value per share of common stock as of
  December 31, 2001.........................................  $ .139
Increase per share attributable to sale of common stock in
  this offering.............................................  $1.187
Pro forma net tangible book value per share of common stock
  after this offering.......................................  $1.326
Dilution per share of common stock to investors in this
  offering..................................................  $5.674

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     The following discussion of the financial condition and results of operations of NewsMax Media, Inc. should be read in conjunction with the Financial Statements and their related Notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including, but not limited to, those described under "Risk Factors" and elsewhere in this prospectus.

OVERVIEW

     NewsMax Media, Inc. is a news media and publishing company that direct markets informational and other products to consumers using television, radio, print, Internet and direct mail advertising. We publish original news and opinion content through traditional print media and our web site located at www.newsmax.com. All of these media channels allow us efficient access to our customer base. Our revenues consist primarily of direct product sales, magazine subscriptions, advertising, and list rental fees.

RESULTS OF OPERATIONS

     We have incurred net losses for the past three years. Our net losses and accumulated deficits have resulted primarily from the costs associated with developing our market presence and customer database, establishing our brand name and building an operational infrastructure. Although we have experienced substantial revenue growth, we cannot assure you that our revenue will continue to increase at past rates or at all, or that we will achieve profitability.

     The following table sets forth our statement of operations data as a percentage of total revenues for the years ended December 31, 2000 and 2001:

                                                              AS A PERCENTAGE OF TOTAL
                                                                      REVENUES
                                                              ------------------------
                                                                     YEAR ENDED
                                                                    DECEMBER 31,
                                                              ------------------------
                                                                2000            2001
                                                              --------        --------
Revenues:
  Product Sales.............................................     19.5%           52.8%
  Subscription revenues.....................................     34.9%           28.3%
  Advertising revenues......................................     42.3%           15.9%
  List rental & other.......................................      3.3%            3.0%
          Total Revenues....................................    100.0%          100.0%
Cost of Revenues............................................     43.1%           55.9%
Gross Profit................................................     56.9%           44.1%
Operating Expenses:
  Sales & Marketing.........................................    106.9%           61.9%
  General & Administration..................................     95.0%           80.0%
          Total Operating Expenses..........................    201.9%          141.9%
Loss from Operations........................................   (145.0%)         (97.8%)
Other Income................................................      6.3%            1.9%
          Net Loss..........................................   (138.7%)         (95.9%)

REVENUES

     Our total revenues have increased by 41.4%, from $2,978,787 in the fiscal year ended December 31, 2000 to $4,212,672 in the fiscal year ended December 31, 2001. Our continued strong revenue growth is the result of an aggressive marketing program that has generated millions of website viewers, thousands of buying customers and nearly 60,000 paid magazine subscribers.

     Product Sales. Our revenue mix has changed significantly during this period. In the year ended December 31, 2001, $2,225,563 or 52.8% of our revenues were generated from sales of products such as books, publications, tapes, apparel and artwork, as compared to $580,263, or 19.5% of revenues for the year ended December 31, 2000. This represents an increase in revenue from this segment of approximately four times the revenue in 2000, and reflects our increased emphasis on selling media products.

     Subscriptions. Our next largest revenue source is currently from subscriptions to our monthly print NewsMax.com magazine, which comprised 28.3% of total revenues in the year ended December 31, 2001 compared to 34.9% in the year ended December 31, 2000. For the year 2001, subscription revenues amounted to $1,191,776 as compared to $1,040,490 for the year 2000. Revenue growth from subscriptions lags the actual growth in the number of subscribers because the majority of new subscription revenues are deferred and recognized over the life of the subscription.

     Advertising. Advertising revenues accounted for 15.9% of total revenues in the year ended December 31, 2001, compared to 42.3% of total revenues in the year ended December 31, 2000. During the year ended December 31, 2000, our advertising revenues included $304,117 of non-cash barter ad sales, compared to $26,525 of barter ads in the year ended December 31, 2001. Also during 2001, the total amount of advertising in the marketplace decreased dramatically as many internet businesses ceased to advertise and the conventional media decreased its advertising substantially as well. For the year 2001, advertising revenues totaled $669,505 compared to $1,259,983 during 2000. During 2000, advertising revenues increased substantially during the fourth quarter of the year due to the presidential election controversy. While we do not rely upon advertising as our major revenue source, our advertising revenue does provide some of our highest gross profit margins.

     List Rentals and Other Revenues. Our revenues from list rentals, affinity programs and other sources increased to $125,828 during the year ended December 31, 2001, compared to $98,051 during the year ended December 31, 2000. List rentals, affinity programs and other revenues combined now account for 3.0% of total revenues, compared to 3.3% for the year ended December 31, 2000.

GROSS PROFIT

     Our gross profit margin decreased from 56.9% in the year ended December 31, 2000 to 44.1% in the year ended December 31, 2001. We attribute this decrease in 2001 to changes in our revenue mix as higher-margin advertising revenues decreased while relatively lower-margin product sales increased. Nevertheless, the Company's gross profit margin was $1,857,408 for the year ended December 31, 2001, compared to $1,694,388 in the year ended 2000. Fulfillment costs, which are a major cost component of our product sales, have been reduced significantly as a percentage of revenues as we assumed the fulfillment functions in mid-2001 at our leased warehouse and customer service facility from an outside vendor.

OPERATING EXPENSES

     Our operating expenses consist of two major components:

     - sales and marketing costs; and

     - general and administrative expenses.

     Sales and marketing costs totaled $2,609,178 in the year ended December 31, 2001, compared to $3,183,062 for the year ended December 31, 2000. The majority of these sales and marketing costs were for the printing, postage and list rental costs of our direct mail campaigns to acquire new magazine subscribers and to sell our media and media-related products. These costs accounted for $1,833,614 in the year ended December 31, 2001, compared to $1,794,664 in the year ended December 31, 2000. The proportion of sales and marketing costs devoted to media advertising decreased from $1,016,218, or 31.9% of sales and marketing costs in the fiscal year 2000 to $644,830, or 24.7% of sales and marketing costs, in the fiscal year 2001 as the concentration of television ads increased whereas radio and print ads decreased. As a percentage of revenues, sales and marketing costs have decreased from 106.9% in the fiscal year 2000 to 61.9% in the fiscal year 2001. These sales and marketing costs have been incurred in order to build a critical mass of revenues from our magazine subscriber base, customer base and internet website audience.

     General and administrative expenses increased by 19.0% from $2,831,071 in the year ended December 31, 2000 to $3,370,110 in the year ended December 31, 2001. Of these expenses, personnel costs constituted the largest portion, 62.9% of total general and administrative expenses in the year ended December 31, 2001, compared to 62.5% in the year ended December 31, 2000. The substantial year-on-year increase from 2000 to 2001 also reflects the increased cost of office space, computers and telephones for the additional employees added. Included in our 2001 expenses are the incremental personnel and rent costs of our newly added warehouse and customer service facility. As we have grown, it has become more economical for us to replace our more expensive outside contractors with our own full time employees. As of December 31, 2001, our staffing included 38 employees plus a number of independent contractors and consultants.

     All other non-employee general and administrative expenses increased from $1,060,352 to $1,249,826, or by 17.9%, in the year ended December 31, 2001 compared to the year ended 2000. The largest component of these non-employee general and administrative expenses was professional fees, which increased from $434,924 in the year ended December 31, 2000 to $450,598 in the year ended December 31, 2001. However, included in these professional fees is non-cash stock-based compensation in the form of stock options valued at $187,990 for the year ended December 31, 2000 and $241,416 for the year ended December 31, 2001.

NET LOSSES

     We recorded losses from operations of $(4,121,880) in the year ended December 31, 2001 compared to $(4,319,745) in the year ended December 31, 2000. These losses were reduced slightly by other income consisting primarily of interest income earned on cash balances that have been invested in interest bearing money market instruments. This interest income totaled $61,870 in the year ended December 31, 2001, compared to $187,241 in the year ended December 31, 2000. We recorded net losses of $(4,042,010) in the year ended December 31, 2001, compared to $(4,130,805) in the year ended December 31, 2000.

LIQUIDITY AND CAPITAL RESOURCES

     As of December 31, 2001, our balance of cash and short-term investments totaled $1,236,427. At December 31, 2001, our working capital totaled $334,965, compared to $1,228,755 at December 31, 2000. Our current ratio at December 31, 2001 was 1.26, compared to 2.0 at December 31, 2000.

     We have funded our working capital requirements since our inception primarily from the proceeds of four private placements of common stock and warrants generating net proceeds of $11,637,914. Our operating activities have used $3,918,499 of cash during 2001, compared to $3,887,277 during 2000. Our investing activities primarily reflect the timing of the utilization of the proceeds of our private placements. Capital expenditures and capitalized web development costs have accounted for $153,923 of cash used during the year ended December 31, 2001 compared to $49,052 for the year ended 2000. At December 31, 2001, our liabilities included $466,796 of accounts payable and accrued liabilities and $840,758 of deferred magazine subscriptions. We have no outstanding debt.

     We believe the net proceeds of this offering, expected to be $5,690,000, will provide us with sufficient liquidity to meet our operating requirements and pursue our business plan for the next 24 months. Should our liquidity position deteriorate, including by reason of the occurrence of any of the events described in "Risk Factors" above, we could be required to reduce our operating expenses in order to conserve liquidity, including implementing substantial reductions in staffing which could adversely affect our ability to fulfill our customers' orders and increase our revenues to cover our expenses. We could also be required to seek additional capital through borrowings or the issuance of additional securities. We cannot assure you that we would be able to reduce our expenses sufficiently to preserve our liquidity without materially adversely affecting our ability to generate revenue, or that we would be able to raise any additional capital we might require on acceptable terms or at all.

                             [intentionally blank]

                                    BUSINESS

GENERAL

     NewsMax Media publishes original news and opinion content through traditional print media and our Internet web site. We seek to provide a targeted audience with alternative news content and political commentary from that provided by larger, more established news media organizations. Our principal publications are our monthly NewsMax.com news magazine, which we deliver to a paid subscriber base, and our Internet web site located at www.newsmax.com. We market and sell our products, as well as related products of others, through our print and online publications and other forms of direct response marketing.

     During the fiscal year ended December 31, 2001, we derived our revenues from the following sources, respectively:

     - direct product sales -- 52.8%;

     - subscription sales -- 28.3%;

     - advertising -- 15.9%; and

     - other revenues, including list rental fees -- 3.0%.

     During the last three years, we have developed a community of loyal readers and have become a significant alternative news source for Americans who we believe are increasingly dissatisfied with the establishment news media. Web awards that we have won include:

     - "Number 1 Internet news site" -- Deja.com, an Internet rating agency -- 1999

     - "What's Hot" on the web -- Yahoo Internet Life -- February 2001

Since November 2000 our web site has attracted an average of 4.4 million visitors per month, collecting an average of approximately 18 million page impressions per month. NewsMax.com magazine (formerly Vortex), the off-line print version of our online magazine, currently has a paid subscriber base of approximately 59,395. In order to build brand awareness, increase traffic to our web site and create a ready source of potential subscribers, we provide a portion of our web site content free of charge.

     In addition to our consumer media sales business, we are focusing on developing revenue sources in the business-to-business market. We aim to increase our business-to-business revenues including revenues from corporate advertising, revenue sharing with strategic partners, and fees from rental of our customer databases.

     We were incorporated in the State of Nevada and qualified in Florida as a foreign corporation in July 1998, under the name Sequoia Digital Corporation, later changing our name to NewsMax.com, Inc. Effective July 31, 2001, we changed our name to NewsMax Media, Inc. Our principal offices are located at 560 Village Boulevard, Suite 270, West Palm Beach, Florida 33409, and our telephone number is (561) 686-1165.

INDUSTRY BACKGROUND

     During the past decade, the world has witnessed an information explosion affecting the publishing industry worldwide. A proliferation of new media, enabled by new technologies, has laid the groundwork for this revolution. Digital, satellite, internet, and other broadband communications have fundamentally changed how consumers get information and how the economy works.

     Today, traditional publishing enterprises are increasingly facing competition from alternative publishing on new media such as the Internet. The vast proliferation of web sites has made the Internet an important mass medium for delivering news content and commentary. The International Data Corporation estimates that the number of web users will grow to over 319 million in 2002. The Internet offers businesses an additional marketing application to reach customers, while enabling the same companies to acquire unusually large amounts of information about their customers. These databases will be the hidden value of companies that utilize the web.

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

     Many of the new technologies involved in the communications business are in their infancy. Industry experts expect that in three to five years, however, broadband technologies will progress to the point that digital, video and audio channels will be easily accessible through one consumer, web-enabled entry point. Companies that have a strong brand and defined demographic will be the best positioned to take advantage of this convergence.

     We recognize that the publishing industry's increased competition for readers and viewers has resulted in a trend toward more demographically targeted editorial, feature and advertising content. We believe that a growing group of educated and sophisticated readers is seeking timely, comprehensive and trustworthy news and information that is an alternative to the mainstream press. For example, Fox News Channel began as a direct competitor to cable giant CNN. After just four years, Fox now outpaces CNN in viewers, has become profitable and has built a valuable business. So far, existing online news sources have failed to meet the demand for alternative content like that Fox News Channel is providing on cable television.

     We are seeking to fill a niche in the media world by developing our business model to become a dominant alternative news source, in both the traditional print media and online media sectors.

     Currently, the majority of online news outlets do little more than republish stories that have already appeared in their affiliated print publications and many simply aggregate stories from disparate news and press release wires without supplying original insight and analysis. We believe that this gap in news media and commentary represents a significant opportunity for our media and publishing business that combines the depth of coverage of traditional media with the immediacy and interactivity of the web.

     Additionally, many online and offline media or e-commerce companies have failed to develop business models that integrate their offline and online channels. Marketing dollars for these businesses have also failed to utilize both offline and online means for customers to make purchases. For example, Amazon.com only allows its users to buy merchandise online via its website. We believe that by not offering 800 service or a direct mail catalog, for example, Amazon's marketing dollars may not be capturing the full potential of the consumer market.

     We believe that companies like NewsMax which have a mixed approach will not only have a sustainable business model, but will develop increasing revenue streams with higher margins as advertising dollars are more effectively utilized.

THE NEWSMAX SOLUTION

     At NewsMax, we seek to provide consumers and readers with an alternative approach to the establishment news slant, with original, timely and in-depth news coverage. We complement this news and analysis with exclusive commentary from well-known columnists and investigative journalists. We believe our combination of coverage and commentary provides a solution for the demographic seeking an alternative viewpoint in its news coverage, based on the following NewsMax attributes:

     ALTERNATIVE. We believe that readers and viewers are seeking an alternative to recycled news and turn to our print media products for supplemental information that is distinguishable from what the major press is reporting. Our goal is to examine controversial issues from various points of view and through this content generate increased interest in our publications and traffic to our web site.

     ORIGINAL. Approximately 75% of our articles and commentary in NewsMax.com magazine are written and reported by our internal staff for our web site and publications. Only 25% of our magazine content is compiled from other sources, or is originally prepared for another medium and republished in NewsMax.com magazine.

     TIMELY. Our writers and contributors track, investigate and report the latest headline news. Our web site is continuously updated throughout the day to keep our readers apprised of developing headline news and to attract a more consistent flow of users during the daily news cycle.

BUSINESS STRATEGY

     Our objective is to establish our position as the leading and most comprehensive alternative news media and publishing company in the United States. Our strategy to reach this goal includes the following key elements.

     EXPAND THE PAID SUBSCRIBER BASE OF OUR MONTHLY MAGAZINE. During 2001 we initiated a marketing program where individuals receive a free introductory trial subscription to our monthly magazine. As a result of this program, we have increased our paid subscriptions during the second half of 2001, by converting trial subscribers to paid subscribers at a conversion rate of 50.8%. During 2002, we expect to continue using a variety of marketing programs to help build our paid subscriber base.

     INCREASE OUR NON-SUBSCRIPTION REVENUES BY EXPANDING OUR OFFERING OF PRODUCTS DIRECTLY RELEVANT TO OUR AUDIENCE. Our audience has a demonstrated interest in politics, economics and current events. Our magazine, catalog and online store provide NewsMax brand and third party media products tied closely to these specific areas of content. By offering products directly relevant to our audience, we are able to retain readers at our site, rather than linking the reader to another retailer. During the first quarter of 2002, we intend to expand our offering of targeted products.

     DEVELOP OUR ALTERNATIVE NEWS AND OPINION CONTENT AND OUR REPORTING AND EDITORIAL STAFF. We intend to introduce new editorial categories of interest, including sports, health and personal development, to continue to draw and retain new readers. We recently expanded our web site to include financial content through the launch of MoneyNews.com. We believe the new editorial content produced by an expanded editorial staff will attract a new flow of readers to our web site during the daily news cycle.

     TARGET HIGH INCOME AND HIGH NET WORTH INDIVIDUALS. We believe our original and alternative journalism allows us to attract and retain readers who are more affluent, better educated and more likely to make online purchases than typical Internet users. An affluent reader demographic is desirable to advertisers who are increasingly allocating marketing resources to target consumers online and therefore should enable us to build a growing advertising business. We believe that advertisers will pay us higher rates to reach this attractive audience.

     BUILD BRAND AWARENESS THROUGH INCREASED ADVERTISING AND MARKETING CAMPAIGNS. Further establishment of the NewsMax brand is essential to building our magazine subscriber base and expanding the market reach of our other publications and products. Increased brand awareness will also help us attract strategic marketing partners, advertisers, talented writers and employees. We have already derived considerable publicity through our content and our recent book publication, Bitter Legacy, which is a compilation of news stories previously published on our web site. Currently, we advertise on radio, print and online media and we recently expanded to television advertising during 2001. Our television advertising campaign currently consists of five 60-second ads hosted by national radio host, Michael Reagan, son of former President Ronald Reagan. Our advertising campaigns involve more than just branding the NewsMax name; they also involve the direct selling of our products and services, including newsletters, videotapes, special reports, and conferences.

     As a means of implementing our strategy, we may consider the acquisition of selected media companies or products which would enhance our business. Any acquisitions or partnerships will be structured to provide complementary publications, print media or products to strengthen our current portfolio of media publications, as well as complement and enhance our marketing and distribution capabilities and serve as platforms for future growth.

MARKETING

     PUBLIC APPEARANCES. Our president and chief executive officer, Christopher Ruddy, frequently makes public appearances at book signings in connection with our book, Bitter Legacy, the first in a series of books on current political and public affairs, published exclusively by NewsMax. Our journalists regularly participate in radio talk show and television appearances, speaking engagements and panel discussions.

     During 2001 several of our columnists, including Christopher Ruddy, Carl Limbacher, Dr. James Hirsen and Reed Irvine, have been featured and interviewed on CNN's "Talk Back Live," CNN's "The Point," MSNBC Live, Fox News Live, The O'Reilly Factor, Hannity & Colmes, Court TV, and Fox & Friends. NewsMax columnists have also been featured on nationally syndicated radio programs during 2001, including Talk Radio Network, USA Radio, ABC Radio and Rush Limbaugh.

     RELATIONSHIPS WITH MEDIA PERSONALITIES. Because of our relationships with the radio talk show hosts Michael Savage, Neal Boortz, Mike Gallagher and Barry Farber, all of whom are NewsMax columnists, we receive additional publicity in the radio media market as our writers and stories are mentioned or featured on their radio shows, including the Rush Limbaugh Show, Mike Savage Show, ABC Radio Network, Sean Hannity and other radio shows featuring Mike Gallagher, Steve Maltzberg and Neal Boortz. These relationships help increase our brand awareness and build our reputation.

     National radio host and former President Ronald Reagan's son, Michael Reagan, recently recorded five 60-second national television spots featuring and promoting our specialty products. Since 2001, Mr. Reagan has appeared in a number of our television and radio advertisements.

     As in the radio media market, NewsMax.com magazine also receives publicity in the television media market based upon our relationship with television personalities. We are currently promoting the book The No-Spin Zone, authored by the Fox television personality, Bill O'Reilly, who is a contributing columnist to NewsMax.com magazine. Our magazine was also featured on "Meet the Press", on July 15, 2001, with Tim Russert, during an interview with Senator John McCain.

     ADVERTISING. During 2001, our advertisements appeared in online and offline media, including:

     - newspapers, including The New York Times, The Miami Herald, The New York Post, The Boston Herald, and The Kansas City Star;

     - print magazines, including National Review and Insight Magazine;

     - radio shows, including the Rush Limbaugh Show, WABC Radio and the Michael Reagan show; and

     - online media, including the NY Post.com, Washington Times.com, Rush Limbaugh.com, Fox News.com, and Pittsburgh Review.com.

     In 2002, we intend to continue our strategy of developing brand recognition to attract and retain viewers, subscribers and purchasers. We intend to place advertisements in the following media sources:

     - network television, including MSNBC, CNBC, Fox News Channel, Fox Family Channel and CNN;

     - radio talk shows, including Talk Radio Network, Rush Limbaugh Show, Liberty Works Radio, WABC Radio Shows, and the WOR Radio Networks;

     - print, including The New York Times, The Washington Post, The Washington Times, Human Events and National Review; and

     - online media, including through trade and barter relationships we have developed or are currently developing.

     DIRECT MAIL AND E-MAIL MARKETING. During 2001, we launched both direct mail and e-mail campaigns to build the subscriber base of NewsMax.com magazine and sell related products. We increase or decrease our direct mail campaign depending on market responses; our direct mail campaigns range from 180,000 to 1,000,000 pieces of mail per campaign. Our e-mail campaigns are used to market the NewsMax.com magazine and to market products and services of others.

ELECTRONIC MEDIA

     Web hosting of our NewsMax.com web site is provided by DataReturn, a major web hosting firm headquartered in Dallas, Texas.

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

     SITE TRAFFIC. The popularity and acceptance of web sites can be measured by the number of unique visitors to a site and the number of page views generated by site visitors. Since August 1999, our page impressions per month have increased from 1.8 million pages to a peak of 27 million pages in November 2000 and over 26 million in September 2001, according to statistics provided by our web host DataReturn. Our management believes that successful revenue generation on the Internet is based in large part on the number of visitors each day to a site. In the last nine months, our web site has received between 3.6 million and 6 million visitors each month. The increase in page views demonstrates the acceptance of the NewsMax brand of journalism and content.

     Our web site has the following web traffic patterns:

MONTH                                                         IMPRESSIONS   VISITORS
-----                                                         -----------   ---------
August 1999.................................................   1,881,214      890,790
December 1999...............................................   3,325,865    1,223,972
June 2000...................................................   8,051,494    2,339,356
December 2000...............................................  22,438,597    5,534,300
June 2001...................................................  14,712,817    3,605,294
October 2001................................................  28,185,239    6,909,070
December 2001...............................................  19,622,393    5,060,349

     AUDIENCE DEMOGRAPHICS. According to a user survey conducted in July 2000 by Informativ, Inc., an independent research firm, our user base includes the following demographic characteristics:

     - 41% have a net worth of more than $250,000;

     - 22% have a net worth of over $500,000;

     - 70% have income over $50,000 and nearly 20% have incomes over $100,000;

     - 25% are top level management/executives/directors; and

     - 60% have a college degree or higher.

     Additionally, the Informativ, Inc. survey found that we serve a demographic audience with special interest in financial services and related products. We believe that our audience demographic model has not changed materially since the user survey was conducted.

     CONTENT GENERATION. The content for our web site includes headline stories, investigative features and commentary on daily events written by our staff and exclusive contributing writers, as well as selected news content from outside wire and news services. In March 2001, we entered into a one year subscription agreement with United Press International, which provides us with outside news content for a monthly fee of $1,000.

     Our editorial team is headed by Christopher Ruddy, our president and chief executive officer. Mr. Ruddy's experience as a writer and editor includes his work as a special national correspondent for the Pittsburgh Tribune-Review and as an investigative reporter at the New York Post.

     Several radio talk show hosts, including Michael Savage, a talk show host on San Francisco's KSFO and national host on Talk Radio Network, and Neal Boortz, Mike Gallagher and Barry Farber, serve as columnists for NewsMax.

REVENUE SOURCES

     Our revenue sources consist of direct product sales, subscription sales, advertising, and list rental fees. We are developing other sources of revenue including linkage fees, conference fees, affinity program commissions, and ancillary web site subscriptions and product sales.

     DIRECT PRODUCT SALES. Direct product sales accounted for $580,263, or 19.5% of our revenues, in 2000, and for $2,225,563 or 52.8% of our revenues in 2001. Our online store, located at the web site, sells our publications including books, videotapes, audio tapes, apparel and other specialty merchandise. As part of our "direct sell" strategy, we are currently developing "drop ship" programs through agreements with manufacturers and publishers. Our "drop ship" programs allow us to eliminate the middleman, reduce prices of goods, and ultimately increase our profits, while keeping consumers at our web site, rather than directing them to another site.

     SUBSCRIPTION SALES. Subscription sales accounted for $1,040,490, or 34.9% of our revenues, in 2000, and for $1,191,776 or 28.3% of our revenues in 2001. These sales include subscriptions to NewsMax.com magazine (formerly Vortex), which began as a monthly newsletter and has developed into an Internet and traditional print news magazine. NewsMax.com magazine currently has approximately 59,395 paid subscribers at rates of $39 per year and $69 per two year subscription. Subscribers are obtained through a combination of direct mail, radio advertising, and Internet advertising from the NewsMax web site.

     During April 2001, we commenced efforts to increase subscriptions to NewsMax.com magazine by offering free four-month trial subscriptions. Although the trial subscriptions required us to incur additional expenses, we believe the cost of short-term free subscriptions will be offset by an increase in web traffic and will result in increased paid subscriptions as we convert a percentage of free subscribers to paid subscriptions. Our conversion rate of free subscribers to paid subscriptions was approximately 50.85% as of December 2001.

     ADVERTISING REVENUES. Our advertising revenues accounted for approximately $1.3 million or 42.3% of our revenues in 2000, and $669,505 or 15.9% of our total revenues during 2001.

     Our advertising revenues during 2000 primarily consisted of barter ad sales with major news web sites to increase web traffic and brand recognition. During 2001, our advertising revenue model shifted from the sale and barter of banner ads to the traditional sale of advertising media in the print version of NewsMax.com magazine.

     LIST RENTAL FEES AND OTHER SOURCES OF REVENUE. In 2000, we generated approximately $100,000, or 3.3%, of our revenues from rental fees of our customer databases from affinity and other programs. We generated $125,828 or 3.0% of our total revenues from these sources during 2001. We rent the customer lists for our On-Line Store, NewsMax.com magazine, and our e-mail news bulletin.

     We are developing other revenue sources which include:

     - Conferences. We generate a small portion of our revenues through the organization of fee-based regional and national conferences in local markets. In December 2000, we hosted a dinner conference in Orange County, California with approximately 300 attendees. Since 1999, we have generated approximately $43,000 in revenues from conferences. We view conference sales as a potential area of revenue growth. We view conferences as an effective marketing tool to promote our publications and products, while developing personal contact with our affluent audience.

     - Affinity Program Commissions. We are developing partnerships with other service-oriented businesses whereby we market their products, such as credit cards and travel and health services. In exchange, we receive a commission for the residual sales activities of consumers we refer to our marketing partner. In October 1999, we entered into an agreement with GTC Telecom Corp. and agreed to market GTC products, including long distance service, on a non-exclusive basis for an initial term of twelve months. The agreement provides that we receive commissions of between 6 and 10% of collected billings for customers' long-distance usage and directory assistance each month for as long as the customer uses GTC long distance. Since commencement of the agreement, in excess of 5,000 phone lines have been signed up with GTC through NewsMax. The agreement with GTC has been automatically renewed each year since its initial twelve-month term. We are currently renegotiating the terms of the agreement for an additional period.

     - Additional Web Publication Revenues. Following this offering, we intend to further explore the development of additional web sites with a view to generating revenues from subscription sales, product sales and advertising on newly developed sites. Examples of special interest web sites we have already developed include our financial news page, MoneyNews.com and NewsMaxUK.com, a news portal for Great Britain. Additionally, we intend to launch our web/newsletter concept in areas where there is sufficient content interest, such as travel, health, sports and entertainment. We are also considering the development of similar news portals in Canada, New Zealand, Australia, and Hong Kong. We believe these additional sites will boost our web traffic and increase revenues. We plan to commence development of additional domestic and international web sites once our current operations provide us with positive cash flow on an ongoing basis.

COMPETITION

     An increasing number of news and information sources compete for consumers' and advertisers' attention and spending. We expect this competition to continue to increase. We compete for advertisers, readers, staff and outside contributors with many types of companies, including:

     - publishers and distributors of traditional media, including print, radio and television, such as The Wall Street Journal, The New York Times, MSNBC and CNN;

     - alternative news and commentary publications and web sites, such as FreeRepublic.com, ConservativeNews.org, Grassroots.com, WorldNetDaily.com and the DrudgeReport.com; and

     - web "portal" companies, such as Yahoo! and America Online.

     Our ability to compete depends on many factors, including the originality, timeliness, comprehensiveness and trustworthiness of our content and that of competitors, our success in developing a recognized brand for our publications, and the effectiveness of our sales and marketing efforts. Other competitive factors include the market's perception of the niche served by our media products, readers' preference for the publication's content, editorial quality, quantity of circulation, and reader response to advertisers' products and services. We believe our products effectively compete on the basis of these factors.

     September 11 and related events during 2001 resulted in a weakened economy globally and domestically affecting both traditional and Internet based businesses. The weakened economy has resulted in the reduction, deferral or elimination of advertising campaigns by many advertisers. We are currently experiencing strong competition for advertising dollars and we expect competitive conditions for advertising dollars to intensify in the future.

     Many of our present and potential competitors are likely to enjoy substantial competitive advantages, including a larger number of readers, greater brand recognition, ability to offer traditional and Internet-based advertising mediums and substantially greater financial resources. If we do not compete effectively or if we experience pricing pressures, reduced margins or loss of market share resulting from increased competition, our business could be adversely affected.

INTELLECTUAL PROPERTY

     To protect our rights to our intellectual property, we rely on a combination of trademark, copyright and trade secret legal protection. We own registrations to 86 domain names, including newsmax.com, newsmax.net, and newsmax.org. We have applied for federal registration of three marks, which are currently pending:

     - Prioritygram -- Serial No. 78/040960

     - Newsmax.com America's News Page -- Serial No. 78/040948

     - NewsMax (Stylized) -- Serial No. 78/040956

     If these registrations are not granted, we may rely only upon common law trademark remedies to protect against infringement of our marks. Inadequate protection of our intellectual property could harm our brand, devalue our proprietary content and affect our ability to compete effectively. Substantial uncertainty exists concerning the application of copyright and trademark laws to the Internet, and we cannot assure that existing laws will provide adequate protection for our original content. In addition, because copyright laws do not prohibit independent development of similar content, we can offer no assurance that copyright laws will provide any competitive advantage to us. In addition, we cannot assure that third parties will not bring claims of copyright or trademark infringement against us, or that third parties will not claim that we have misappropriated their creative ideas or formats or otherwise infringed upon their proprietary rights in connection with our Internet content. Any claims of infringement, with or without merit, could be time consuming to defend, result in costly litigation, divert management attention, or require us to enter into costly licensing arrangements. Any of the foregoing could have a material adverse effect on our business, prospects, financial condition and operating results. See "Risk Factors."

EMPLOYEES

     As of February 22, 2002, we employed approximately 48 people, of whom 10 are part-time consultants and 38 are full time employees. During 2001, we increased our administrative, support and sales staff in order to execute our operating plan. Currently, staffing costs average approximately $125,000 per month. We have never had a work stoppage and no personnel are represented under collective bargaining agreements. We consider our relations with our employees to be good.

FACILITIES

     Our primary administrative, sales, marketing and editorial offices occupy approximately 3,785 square feet of leased office space at 560 Village Boulevard, Suite 270, West Palm Beach, Florida 33409. The lease for our headquarters has a three year term, expiring on October 14, 2002. We lease 1,185 square feet of additional office space, located at 2240 Palm Beach Lakes Boulevard, West Palm Beach, Florida, for a term of three years, expiring on June 14, 2002. We intend to begin lease renewal discussions with the landlord of our headquarters facility in the near future.

     We entered into a commercial warehouse lease on May 1, 2001, for a three year term, expiring on May 31, 2004, for approximately 10,000 square feet of space, located at 7950 Central Industrial Drive, Suite 106, Riviera Beach, Florida 33047. The facility houses our product fulfillment operations, IT department and customer service offices.

     We consider our facilities to be reasonably insured and to be adequate for our current needs, although following the closing of this offering we do expect to devote a small portion of the offering proceeds to obtaining the additional office space necessary to support our contemplated increase in staffing. We believe that similar facilities are available in the South Florida metropolitan areas at rental rates comparable to those we are currently paying.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     Our executive officers and directors and their ages, positions and municipalities of residence as of February 22, 2002 are as follows:

NAME                                   AGE              POSITION WITH THE COMPANY
----                                   ---              -------------------------
Christopher Ruddy....................  37    Chief Executive Officer, President, Director
West Palm Beach, Florida
Kevin Timpy..........................  52    Chief Operating Officer, Executive Vice
Jupiter, Florida                             President
Bruce R. Lonic, Jr. .................  35    Chief Financial Officer, Secretary, Treasurer
Wellington, Florida
Lord William Rees-Mogg...............  73    Chairman of the Board
London, England
James Dale Davidson..................  54    Director
Alexandria, Virginia
Admiral Thomas Moorer................  90    Director
Bethesda, Maryland
Arnaud de Borchgrave.................  75    Director
Washington, D.C.
Michael Ruff.........................  26    Director
Dallas, Texas

---------------

     CHRISTOPHER RUDDY. Mr. Ruddy is a founder of NewsMax. He has served as our chief executive officer and director since inception in 1998. From December 1994 to the present, Mr. Ruddy has been employed as a special national correspondent for the Pittsburgh Tribune-Review. Mr. Ruddy was an investigative reporter for the New York Post from 1993 to 1994. In 1996, Mr. Ruddy was named a Media Fellow to the Hoover Institute on War, Revolution and Peace at Stanford University. In 1988, Mr. Ruddy received a master's degree in public policy from the London School of Economics. Mr. Ruddy has been featured on such television programs as 60 Minutes, NBC's Unsolved Mysteries, Nightline, C-Span, BET Tonight with Tavis Smiley, PBS's Tony Brown's Journal, and cable programs including Geraldo and Hardball and Fox's Hannity and Colmes.

     KEVIN TIMPY. Mr. Timpy has served as our chief operating officer and executive vice president since October 2000. From 1998 to 2000, Mr. Timpy served as general manager and publisher of The Le Grand Group, Inc., a publishing company. From 1994 to 1998, Mr. Timpy owned and operated a consulting business to help publishers develop web sites and market new electronic products. During his more than 25 years experience in the publishing business, Mr. Timpy has been employed by major publishing corporations, including Dell Publishing (owned by Bertelsmann), H.M. Gousha (Simon & Schuster), and Mitchell International (Thomson Publishing Corporation).

     BRUCE R. LONIC, JR. Mr. Lonic has been our chief financial officer since February 2002 and has been our secretary and treasurer since November 2001. From 2000 to 2001, Mr. Lonic served as the director of finance and accounting at Cenetec, LLC, a business development accelerator for technology companies. From 1998 to 2000, he was senior manager of finance and accounting and controller for Ocwen Technology Xchange, Inc. He also served as assistant vice president at Salomon Brothers, Inc. from 1993 to 1998. Mr. Lonic earned a bachelor of science in accounting from the University of South Florida in 1989 and a master's degree in business administration from the University of Florida in 1997. Mr. Lonic is a certified public accountant.

     LORD WILLIAM REES-MOGG. Mr. Rees-Mogg has been chairman of our board of directors since 2000. He began his career as a journalist at the Financial Times, where he became chief leader writer, and assistant editor. He joined the Sunday Times in 1960 and held positions as city editor, political and economic editor and deputy editor. He then moved to the Times where he was editor from 1967-1981. On leaving the Times in 1981, he became vice chairman of the Board of Governors of the BBC, a position he held until 1986. He was Chairman of the Arts Council of Great Britain from 1982-1989 and from 1988-1993 was the first Chairman of the Broadcasting Standards Council. He is presently Chairman of Pickering & Chatto Publishers Limited and Fleet Street Publications Limited. He is a non-executive director of EFG Private Bank. He writes a weekly column for the Times, writes for the Sunday Times, and contributes to various other publications.

     JAMES DALE DAVIDSON. Mr. Davidson has served on our board of directors since 1998. Mr. Davidson currently serves as a director of operations and marketing of Agora, Inc., a private international publishing company with annual revenues in excess of $50 million, with which Mr. Davidson has been employed since 1971. He has served as a director of Anatolia Minerals Development Corp., a publicly held company in the natural resources development industry, from 1996 to the present. Mr. Davidson serves as a director of Genemax Pharmaceuticals (since 1999), and Crossmedia Networks and Express Valet (since 2000).

     ADMIRAL THOMAS MOORER. Admiral Moorer has served on our board of directors since 1999. Admiral Moorer is retired from the United States Navy where he served for 45 years. He served as Chief of Naval Operations from 1967 to 1970 and was the Chairman of the Joint Chiefs of Staff from 1970 to 1974. He received a bachelor's degree in science from the U.S. Naval Academy in 1933 and a special degree in maritime strategy from the U.S. Naval War College in 1953. Admiral Moorer is a member of the U.S. Navy League, Center for Strategic and International Studies and U.S. Naval Aviation Association.

     ARNAUD DE BORCHGRAVE. Mr. De Borchgrave has served on our board of directors since 1999. From 1999 to 2000, Mr. De Borchgrave was president and chief executive officer of United Press International. From 1991 to the present, he has served as senior advisor for the Center for Strategic and International Studies. During his career, Mr. de Borchgrave has served as editor of The Washington Times and Insight magazine. He also served as Senior Editor with Newsweek for 25 years, and was the magazine's Chief Foreign Correspondent. In 1980, Mr. de Borchgrave co-authored the best-selling book The Spike.

     MICHAEL RUFF. Mr. Ruff has served on our board of directors since 1999. From 1995 to 1999, Mr. Ruff served as president of Lennox Properties, a Dallas-based real estate development company. He has been president of Icarus Investments, Ltd., a venture capital firm, since February 1998. Mr. Ruff served on the board of directors of Texas Central Bank from December 1995 to August 1999. He also served as a director of Citadel Technology, a publicly traded company, from 1998 to 1999.

COMPENSATION COMMITTEE

     We established our compensation committee in 1999. Our compensation committee currently consists of Messrs. Ruddy and Ruff. The compensation committee reviews and recommends to the board of directors the compensation and benefits of our employees.

AUDIT COMMITTEE

     We do not currently have an audit committee. Our board of directors currently performs this function, and intends to establish an audit committee prior to the closing of this offering.

INTERNATIONAL ADVISORY BOARD

     Our International Advisory Board is comprised of individuals with significant experience in media, economics and international politics. Board members include former Secretary of State General Alexander Haig, Jeff Cunningham, former publisher of Forbes magazine, Alvin Hirsch, a financial consultant, and Robert Lohman, a former executive of IBM Corporation. The advisory board members are available upon request to consult with our management in their particular areas of expertise.

                             EXECUTIVE COMPENSATION

     The following table summarizes the compensation received or accrued for services rendered during the fiscal years ended December 31, 2001, December 31, 2000, and December 31, 1999, earned by our president and chief executive officer who we refer to as the named executive officer.

                           SUMMARY COMPENSATION TABLE

                                                                                  LONG-TERM
                                              ANNUAL COMPENSATION            COMPENSATION AWARDS
                                              --------------------   ------------------------------------
                                                                                           SECURITIES
                                                                       RESTRICTED          UNDERLYING
NAME AND PRINCIPAL POSITION            YEAR    SALARY      BONUS      STOCK AWARDS      OPTIONS/SARs(#)
---------------------------            ----   ---------   --------   ---------------   ------------------
Christopher Ruddy, president, CEO,
  and director.......................  2001    $97,303    $    --             --              66,667
                                       2000    $65,000    $30,000             --                  --
                                       1999         --    $10,000        166,667           1,000,000

EMPLOYMENT ARRANGEMENTS

     Our executive employment agreement with Christopher Ruddy, effective December 1, 2001, provides that Mr. Ruddy shall be employed as president and chief executive officer for a term of two years commencing on December 1, 2001 and terminating on December 1, 2003. Mr. Ruddy's annual base salary under the agreement is $125,000, which was reduced to $25,000 effective February, 2002, but will be restored to $125,000 upon the closing of this offering. The agreement granted Mr. Ruddy incentive stock options to purchase up to 66,667 shares of common stock at an exercise price of $11.25 per share, subject to issuance of the shares consistent with the Company's 1999 Stock Plan. These incentive stock options vest in equal installments of 22,222 over a three year period. In accordance with the agreement, the board of directors may review and increase Mr. Ruddy's salary at any time during the employment period. The agreement contains a confidentiality provision and a non-compete provision which restricts Mr. Ruddy's activities during the employment term and for one year following any termination of his employment.

     Our executive employment agreement with Kevin Timpy, effective October 2, 2000, provides that Mr. Timpy shall be employed as chief operating officer for a term of two years commencing on October 2, 2000 and terminating on October 2, 2002. Mr. Timpy is entitled to a performance bonus at the end of each year equivalent to one percent of the improvement in our net income or loss for that twelve month period compared to the previous twelve month period, based on our GAAP unaudited financial statements certified by our chief financial officer. Mr. Timpy was granted options to purchase up to 60,000 shares of common stock at an exercise price of $10.50 per share, subject to issuance of the shares consistent with our 1999 Stock Plan. The options granted to Mr. Timpy expire on October 1, 2005 and vest at the rate of 5,000 shares per month. The agreement contains a confidentiality provision and a non-compete provision which restricts Mr. Timpy's activities during the employment term and for six months following any termination of his employment. Mr. Timpy's annual base salary under the agreement is $100,000, which was reduced to $95,000, effective September 1, 2001.

     Our executive employment agreement with Bruce R. Lonic, Jr., effective November 1, 2001, provides that Mr. Lonic shall be employed as controller for a term of two years commencing on November 1, 2001 and terminating on November 1, 2003. Mr. Lonic's annual base salary under the agreement is $90,000, which shall be increased to $110,000 following this offering or our receipt of financing of at least $5,000,000. Mr. Lonic is also entitled to a performance bonus of $50,000 during the first fourteen months of the agreement if he is instrumental in NewsMax receiving capital financing of $5,000,000 or greater including the transaction contemplated by this offering. Under the agreement, Mr. Lonic was granted options to purchase up to 40,000 shares of common stock at an exercise price of $11.25 per share, subject to issuance of the shares consistent with our 1999 Stock Plan. The options granted to Mr. Lonic expire on October 30, 2006 and vest at the rate of 1,666 options per month. The agreement contains a confidentiality provision and a non-compete provision which restricts Mr. Lonic's activities during the employment term and for six months following any termination of his employment. Mr. Lonic was elected chief financial officer by the board of directors, effective February 22, 2002.

STOCK INCENTIVE PLAN

     In July 2000, our stockholders adopted a plan providing for the grant of stock options to our employees selected by the board of directors or a committee of the board. Options granted under the plan may include non-statutory stock options as well as incentive stock options intended to qualify under section 422 of the Internal Revenue Code. We have reserved a maximum aggregate of 1,833,333 shares of common stock which may be issued under the plan. As of February 22, 2002, options to purchase 1,359,802 shares of common stock were issued and outstanding.

OPTION GRANTS IN LAST FISCAL YEAR

     The named executive officer was granted 66,667 options to purchase shares of our common stock during the year ended December 31, 2001.

BOARD OF DIRECTORS COMPENSATION

     Our non-employee directors have received options to purchase an aggregate of 110,000 shares of common stock since their appointment to the board of directors. They are entitled to receive options to purchase 10,000 shares of common stock annually, so long as they continue to serve on the board of directors.

     All non-employee directors are reimbursed for out of pocket expenses incurred in connection with attending meetings of the board of directors.

                              CERTAIN TRANSACTIONS

     In September 2000, our president and chief executive officer, Christopher Ruddy, executed a promissory note payable to us, in the principal amount of $20,000, with interest at the rate of 9.5% per annum on the unpaid balance. The promissory note was due and payable during December 2000, at which time it was paid in full.

     In February 2001 and September 2001, in consideration for financial and consulting services rendered, we paid a member of the board of directors, James Davidson, cash compensation in the amount of $79,000.

     In February 2002, we agreed to temporarily reduce the exercise price of certain warrants issued in October 1999 to Iearus Investments I, Ltd., an affiliate of Michael Ruff, a member of our board of directors, from $3.375 and $4.50 per share to $1.20 per share, and Iearus exercised warrants to purchase 416,554 shares, generating proceeds to us of $499,864.

                               LEGAL PROCEEDINGS

     We are not currently a party to any legal proceedings.

                             [intentionally blank]

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information concerning the beneficial ownership of our common stock as of February 22, 2002, and as adjusted to reflect the sale of the units offered hereby, by

     - each person known to own more than 5% of our common stock;

     - each named executive officer and director; and

     - all of our executive officers and directors as a group.

                                         BENEFICIAL OWNERSHIP OF        BENEFICIAL OWNERSHIP OF
                                              COMMON STOCK                   COMMON STOCK
                                             BEFORE OFFERING               AFTER OFFERING(1)
                                         -----------------------        -----------------------
NAME                                      SHARES(2)         %             SHARES           %
----                                     -----------      ------        -----------      ------
Christopher Ruddy(3)...................   1,584,047        32.6%         1,584,047        27.1%
Lord William Rees-Mogg(4)..............      30,333           *             30,333           *
James Dale Davidson(5).................      93,333         2.1%            93,333         1.7%
Admiral Thomas Moorer(6)...............      43,333           *             43,333           *
Arnaud de Borchgrave(6)................      43,333           *             43,333           *
Michael Ruff(7)........................   1,092,332        25.0%         1,092,332        20.3%
R. M. Scaife...........................     311,334         7.2%           311,334         5.8%
All Directors and Executive Officers as
  a Group (eight persons)..............   3,266,380        64.0%         3,266,380        53.5%

---------------

  *   Denotes less than 1%

      For purposes of this prospectus only, the address of each of the individuals named is c/o NewsMax Media, Inc., 560 Village Boulevard, Suite 270, West Palm Beach, FL 33409.

 (1) Assumes 1,000,000 units are sold.
 (2) In accordance with Rule 13d-3 under the Securities Exchange Act of 1934, a person is deemed to be the beneficial owner of securities that can be acquired by that person within sixty days from the date of this prospectus upon exercise of options, warrants or convertible securities; each beneficial owner's percentage ownership is determined by assuming that options, warrants and convertible securities held by that person (but not those held by any other person) and exercisable within sixty days from the date of this prospectus have been exercised.
 (3) Includes 522,980 shares of common stock issuable upon the exercise of stock options.
 (4) Includes 30,000 shares of common stock issuable upon the exercise of stock options.
 (5) Includes 26,666 shares of common stock issuable upon the exercise of stock options.
 (6) Consists of 43,333 shares of common stock issuable upon the exercise of stock options.
 (7) Consists of 26,666 shares of common stock issuable upon the exercise of stock options and 1,051,887 shares of common stock and 13,779 warrants to purchase common stock held by Icarus Investments I, Ltd., an entity owned and controlled by Mr. Ruff.

                              PLAN OF DISTRIBUTION

     Subject to the terms and conditions contained in the underwriting agreement, we have agreed to sell to each of the underwriters named below, and each of the underwriters, for which Noble International Investments, Inc., who we refer to as Noble International, is acting as a representative, has severally, and not jointly, agreed to purchase the number of units in this offering set forth opposite their respective names below.

                                                               NUMBER
NAME                                                          OF UNITS
----                                                          ---------
Noble International Investments, Inc. ......................  1,000,000
Total.......................................................  1,000,000

     A copy of the underwriting agreement will be filed by amendment as an exhibit to the registration statement of which this prospectus is a part. The underwriting agreement provides that the obligation of the underwriters to purchase the units is subject to some conditions. The underwriters shall be obligated to purchase all of the units (other than those covered by the underwriters' over-allotment option described below), if any are purchased.

     Noble International has advised us that the underwriters propose to offer the units to the public at the initial offering price on the cover page of this prospectus and that they may allow some dealers who are members of the NASD, and
some foreign dealers, concessions not in excess of $          per share, of
which amount a sum not in excess of $          per share may in turn be
reallowed by such dealers to other dealers who are members of the NASD and to some foreign dealers. After the commencement of this offering, the offering price, the concession to selected dealers, and the reallowance to other dealers may be changed by Noble International.

     We have agreed to indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act, or will contribute to payments the underwriters may be required to make in this regard.

     We have agreed to pay to Noble International an expense allowance on a non-accountable basis, equal to 3% of the gross proceeds derived from the sale of the 1,000,000 units offered in this offering (or 1,150,000 units if the underwriters' over-allotment option is exercised in full). We paid an advance on this allowance in the amount of $65,000.

     The following table provides information regarding the amount of the discount we will pay to the underwriters:

                                   DISCOUNT   TOTAL WITHOUT EXERCISE OF     TOTAL WITH EXERCISE OF
                                   PER UNIT     OVER-ALLOTMENT OPTIONS      OVER-ALLOTMENT OPTIONS
                                   --------   --------------------------   -------------------------
Noble International Investments,
  Inc............................    $.70              $700,000                    $805,000

     The following table sets forth the amount and nature of other forms of compensation we will pay to Noble International in connection with the offering:

TYPE OF COMPENSATION                                       TERMS                          TOTAL AMOUNT
--------------------                                       -----                          ------------
Non-accountable expenses...............  3% of the gross proceeds of the offering    $210,000 ($241,500 if
                                                                                     the underwriters' over-
                                                                                     allotment option is
                                                                                     exercised in full)
Underwriter warrant(1).................  Option to purchase up to 100,000 units at   Depending upon the
                                         an exercise price of 110% of the initial    market price of common
                                         public offering price per unit              stock at the time of
                                                                                     exercise
Commission.............................  10% of the gross proceeds of the offering   $700,000 ($805,000 if
                                                                                     the underwriter's over-
                                                                                     allotment option is
                                                                                     exercised in full)

---------------

(1) Underwriter warrant is issued to Noble International.

     We have also agreed to pay some of Noble International's expenses in connection with this offering, including expenses in connection with qualifying the units for sale under the laws of such states as Noble International may designate and the placement of tombstone advertisements. We estimate that the total expenses of the offering, excluding the underwriting discount, will be approximately $610,000.

     In connection with this offering, we have agreed to grant to Noble International a warrant to purchase up to 100,000 units. This warrant is exercisable for a period of four years commencing one year after the closing
date of this offering at an exercise price per share equal to $          (110%
of the initial offering price per unit). The underwriter's warrant may not be sold, transferred, assigned, pledged, or hypothecated for a period of 12 months from the closing date of this offering, except to members of the selling group. The underwriter's warrant grants to the representative, with respect to the registration under the Securities Act of the securities directly and indirectly issuable upon exercise of the warrant, on demand registration rights, as well as piggyback registration rights to the holders of the securities underlying the warrant for five years from the closing date of this offering. The warrant contains standard anti-dilution provisions.

     In connection with this offering, we have granted Noble International the right, for a three-year period commencing on the closing date of this offering, at Noble International's option, to designate a member of our board of directors, or to appoint an observer to attend all meetings of our board of directors.

     Each of our officers and directors, with the exception of our director Michael Ruff, has indicated the intention to a execute lock-up agreement not to offer, assign, issue, sell, hypothecate, or otherwise dispose of any shares of common stock, securities of NewsMax convertible into, or exercisable or exchangeable for, common stock, or common stock received upon conversion, exercise, or exchange of these securities, to the public without the prior written consent of Noble International for periods of between 12 and 18 months after the closing date of this offering.

     We have also granted to the underwriters an option, exercisable during the 45-day period commencing on the closing date of this offering, to purchase at the public offering price per unit, less the underwriting discount, up to an aggregate of 150,000 units. To the extent this option is exercised, the underwriters will become obligated to purchase additional units. The underwriters may exercise this right of purchase only for the purpose of covering over-allotments, if any, made in connection with the sale of the units. Purchases of units upon exercise of the over-allotment option will result in the realization of additional compensation by the underwriters.

     Rules of the Securities and Exchange Commission may limit the ability of the underwriters to bid for or purchase units before the distribution of the units is completed. However, the underwriters may engage in the following activities in accordance with the rules:

     - Stabilizing transactions. The underwriters may make bids or purchases for the purpose of pegging, fixing or maintaining the price of the units, so long as stabilizing bids do not exceed a specified maximum.

     - Over-allotments and syndicate coverage transactions. The underwriters may create a short position in the units by selling more units than are set forth on the cover page of this prospectus. If a short position is created in connection with the offering, the representative may engage in syndicate covering transactions by purchasing units in the open market. The representative may also elect to reduce any short position by exercising all or part of the over-allotment option.

     - Penalty bids. If the underwriters purchase units in the open market in a stabilizing transaction or syndicate coverage transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those units as part of this offering.

     Stabilization and syndicate covering transactions may cause the price of the units to be higher than it would be in the absence of such transactions. The imposition of a penalty bid might also have an effect on the price of the units if it discourages resales of the units.

     Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the units. These transactions may occur on the American Stock Exchange, in the event that our securities are listed for trading thereon, or otherwise. If such transactions are commenced, they may be discontinued without notice at any time.

     We and the underwriters expect that the units will be ready for delivery on the fourth business day following the date of this prospectus. Under Securities and Exchange Commission regulations, secondary marked trades are required to settle in three business days following the trade date (commonly referred to as "T+3"), unless the parties to the trade agree to a different settlement cycle. As noted above, the units will settle in T+3. Therefore, purchasers who wish to trade on the date of this prospectus or during the next three succeeding business days must specify an alternate settlement cycle at the time of the trade to prevent a failed settlement. Purchasers of the units who wish to trade the units on the date of this prospectus or during the next three succeeding business days should consult their own advisors.

     Prior to this offering, there has been no public market for our units, common stock or warrants. Consequently, the initial offering price was determined by negotiations among us and the representative of the underwriters. The principal factors considered in determining the initial offering price of the units were our record of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to us. However, the public offering price of the units does not necessarily bear any relationship to our assets, net worth, earnings, book value, or other criteria of value applicable to us and should not be considered an indication of the actual value of the common stock. As a result, the prices at which the units will sell in the public market after this offering may be lower than the price at which they are sold by the underwriters and an active trading market in the units, common stock or warrants may not develop or continue after this offering.

                           DESCRIPTION OF SECURITIES

     Our authorized capital stock consists of 40,000,000 shares of common stock, $.001 par value per share, and 10,000,000 shares of preferred stock, $.001 par value per share. As of February 22, 2002, our common stock was held by 190 stockholders of record.

UNITS

     Each unit consists of one share of common stock and one common stock purchase warrant. The common stock and warrants may trade as units for 30 days following the closing date of this offering in the discretion of the representative of the underwriters but may be separated at an earlier date by the representative and traded separately as common stock and warrants. In making any such decision, the representative will consider various market factors, including the strength of support for the units.

COMMON STOCK

     As of February 22, 2002, there were 4,328,890 shares of our common stock issued and outstanding. We reserved 1,833,333 shares of common stock for issuance pursuant to our 1999 Stock Plan, of which 1,359,802 options to purchase shares of common stock are issued and outstanding.

     The holders of our common stock have equal ratable rights to dividends from legally available funds, when, as and if declared by our board of directors; are entitled to share ratably in all of our assets available for distribution to holders of our common stock upon liquidation, dissolution or winding up; and are entitled to one vote per share on all matters on which stockholders vote. The holders of our common stock do not have cumulative voting rights, which means that the holders of more than 51% of such outstanding shares, voting for the election of our directors, can elect all of the directors to be elected, if they so choose and in such event, the holders of the remaining shares will not be able to elect any of our directors.

PREFERRED STOCK

     We are authorized to issue 10,000,000 shares of preferred stock, .001 par value per share. The board of directors has the authority, without action by the stockholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of such preferred stock. The effects might include, among other things:

     - restricting dividends on the common stock;

     - diluting the voting power of the common stock;

     - creating liquidation rights senior to those of the holders of the common stock; or

     - delaying or preventing a change in control without further action by the stockholders.

     As of the date of this prospectus, no preferred stock is issued or outstanding.

WARRANTS

     Our warrants will be issued in registered form under an agreement to be entered into as of the closing date of this offering between us and Jersey Transfer and Trust Company, as warrant agent. The following discussion of certain terms and provisions of our warrants is qualified in its entirety by reference to the warrant agreement. A form of the certificate representing our warrants which forms a part of the warrant agreement has been or will be filed as an exhibit to the registration statement of which this prospectus forms a part.

     Each of our warrants entitles the registered holder to purchase one share
of common stock. Each warrant is exercisable at a price of $   , which is 110%
of the initial offering price of the units. Our warrants may be exercised, in whole or in part, for a period commencing 30 days, and expiring five years, after the closing date of this offering, unless earlier redeemed by us or unless we extend such period. After the expiration date, warrant holders shall have no further rights.

     We may redeem some or all of our outstanding warrants beginning one year after the closing date of this offering for $.10 per warrant at any time on 30 days' prior written notice once the closing bid price of our common stock has been at least 75% higher than the warrant exercise price for 20 consecutive trading days.

ANTI-TAKEOVER EFFECTS OF VARIOUS PROVISIONS OF NEVADA LAW

     We are incorporated under the laws of the State of Nevada and are therefore subject to various provisions of the Nevada corporate laws which may have the effect of delaying or deterring a change in the control or management of NewsMax.

NEVADA LAW

     Nevada's "Combination with Interested Stockholders Statute," Nevada Revised Statutes 78.41l-78.444, which applies to Nevada corporations having at least 200 stockholders, prohibits an "interested stockholder" from entering into a "combination" with the corporation, unless specific conditions are met. A "combination" includes:

     - any merger with an "interested stockholder," or any other corporation which is or after the merger would be, an affiliate or associate of the interested stockholder;

     - any sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets, in one transaction or a series of transactions, to an "interested stockholder," having:

        - an aggregate market value equal to 5% or more of the aggregate market value of the corporation's assets,

        - an aggregate market value equal to 5% or more of the aggregate market value of all outstanding shares of the corporation, or

        - representing 10% or more of the earning power or net income of the corporation;

     - any issuance or transfer of shares of the corporation or its subsidiaries to the "interested stockholder," having an aggregate market value equal to 5% or more of the aggregate market value of all the outstanding shares of the corporation;

     - the adoption of any plan or proposal for the liquidation or dissolution of the corporation proposed by the "interested stockholder;" and

     - transactions which would have the effect of increasing the proportionate share of outstanding shares of the corporation owned by the "interested stockholder," or the receipt of benefits, except proportionately as a stockholder, of any loans, advances or other financial benefits by an "interested stockholder."

     An "interested stockholder" is a person who:

     - directly or indirectly owns 10% or more of the voting power of the outstanding voting shares of the corporation;

     - an affiliate or associate of the corporation which at any time within three years before the date in question was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding shares of the corporation.

     A corporation to which the statute applies may not engage in a "combination" within three years after the interested stockholder acquired its shares, unless the combination or the interested stockholder's acquisition of shares was approved by the board of directors before the interested stockholder acquired the shares. If this approval was not obtained, then after the three-year period expires, the combination may be consummated if all the requirements in the articles of incorporation are met and either:

     - the board of directors of the corporation approves, prior to such person becoming an "interested stockholder," the combination or the purchase of shares by the "interested stockholder";

     - the combination is approved by the affirmative vote of holders of a majority of voting power not beneficially owned by the "interested stockholder" at a meeting called no earlier than three years after the date the "interested stockholder" became such; or

     - the aggregate amount of cash and the market value of consideration other than cash to be received by holders of common shares and holders of any other class or series of shares meets the minimum requirements set forth in Sections 78.411 through 78.443, inclusive, and prior to the consummation of the combination, except in limited circumstances, the "interested stockholder" will not have become the beneficial owner of additional voting shares of the corporation.

     Nevada's "Control Share Acquisition Statute," Nevada Revised Statute Sections 78.378-78.379, prohibits an acquiror, under some circumstances, from voting shares of a target corporation's stock after crossing threshold ownership percentages, unless the acquiror obtains the approval of the target corporation's stockholders. The Control Share Acquisition Statute only applies to Nevada corporations with at least 200 stockholders, including at least 100 record stockholders who are Nevada residents, and which do business directly or indirectly in Nevada. While we do not currently exceed these thresholds, we may do so in the future. In addition, although we do not presently "do business" in Nevada within the meaning of the Control Share Acquisition Statute, we may do so in the future. Therefore, it is possible that the Control Share Acquisition Statute will apply to us in the future. The statute specifies three thresholds: at least one-fifth but less than one-third, at least one-third but less than a majority, and a majority or more, of all the outstanding voting power. Once an acquiror crosses one of the above thresholds, shares which it acquired in the transaction taking it over the threshold or within ninety days thereafter become "Control Shares" which are deprived of the right to vote until a majority of the disinterested stockholders restore that right. A special stockholders' meeting may be called at the request of the acquiror to consider the voting rights of the acquiror's shares no more than 50 days, unless the acquiror agrees to a later date, after the delivery by the acquiror to the corporation of an information statement which sets forth the range of voting power that the acquiror has acquired or proposes to acquire and other information concerning the acquiror and the proposed control share acquisition. If no such request for a stockholders' meeting is made, consideration of the voting rights of the acquiror's shares must be taken at the next special or annual stockholders' meeting. If the stockholders fail to restore voting rights to the acquiror or if the acquiror fails to timely deliver an information statement to the corporation, then the corporation may, if so provided in its articles of incorporation or by-laws, call some of the acquiror's shares for redemption. Our articles of incorporation and by-laws do not currently permit us to call an acquiror's shares for redemption under these circumstances. The Control Share Acquisition Statute also provides that the stockholders who do not vote in favor of restoring voting rights to the Control Shares may demand payment for the "fair value" of their shares. This amount is generally equal to the highest price paid in the transaction subjecting the stockholder to the statute.

                   MATERIAL FEDERAL INCOME TAX CONSIDERATIONS

     The following discussion sets forth certain federal income tax consequences, under current law, relating to the purchase and ownership of the units and the underlying common stock and warrants. The discussion is a summary and does not purport to deal with all aspects of federal taxation that may be applicable to an investor, nor does it consider specific facts and circumstances that may be relevant to a particular investor's tax position. Some holders, such as dealers in securities, insurance companies, tax exempt organizations, foreign persons and those holding units, common stock or warrants as part of a straddle or hedge transaction, may be subject to special rules that are not addressed in this discussion. This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, and on administrative and judicial interpretations as of the date hereof, all of which are subject to change. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR AS

TO THE SPECIFIC TAX CONSEQUENCES TO YOU OF THIS OFFERING, INCLUDING THE APPLICABILITY OF FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS.

ALLOCATION OF PURCHASE PRICE

     Each unit as a whole will have a tax basis equal to the cost of the unit. The measure of income or loss from some of the transactions described below depends on the tax basis in the warrant and the common stock comprising the unit. The tax basis for each of the warrants and the common stock will be determined by allocating the cost of the unit between the securities that comprise the unit in proportion to the relative fair market values of these securities at the time of acquisition.

EXERCISE AND SALE OF WARRANTS

     No gain or loss will be recognized by a holder of a warrant on the purchase of shares of common stock for cash on an exercise of a warrant, except that gain will be recognized to the extent cash is received in lieu of fractional shares. The tax basis of common stock received upon exercise of a warrant will equal the sum of the holder's tax basis for the exercised warrant and the warrant exercise price. The holding period of the common stock acquired will begin on the date the warrant is exercised and the common stock is purchased, and does not include the period during which the warrant was held.

     Gain or loss from the sale or other disposition of a warrant, or loss in the event the warrant expires unexercised, other than on a redemption by us, will be capital gain or loss to its holder if the common stock to which the warrant relates would have been a capital asset in the hands of such holder. This capital gain or loss will be long-term capital gain or loss if the holder has held the warrant for more than one year at the time of the sale, disposition or lapse. On the redemption of a warrant by us, the holder generally will realize capital gain or loss.

SALE OF COMMON STOCK

     The sale of common stock should generally result in the recognition of gain or loss to the holder in an amount equal to the difference between the amount realized and such holder's tax basis in the common stock. If the common stock constitutes a capital asset in the hands of the holder, gain or loss upon the sale of the common stock will be characterized as long-term or short-term capital gain or loss, depending on whether the common stock has been held for more than one year.

EXPIRATION OF WARRANTS WITHOUT EXERCISE

     If a holder of a warrant allows it to expire without exercise, the expiration will be treated as a sale or exchange of the warrant on the expiration date. The holder will have a loss equal to the amount of such holder's tax basis in the lapsed warrant. If the warrant constitutes a capital asset in the hands of the holder, the loss will be characterized as long-term or short-term capital loss, depending on whether the warrant was held for more than one year.

TRANSFER AGENT, REGISTRAR AND WARRANT AGENT

     The transfer agent and registrar for our common stock, units and warrants is Jersey Transfer and Trust Company. Their address is 201 Bloomfield Avenue, Box #36, Verona, New Jersey 07044, and telephone number is (973) 239-2712.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Before this offering, there was no public market for the units, common stock or warrants. We cannot predict the effect, if any, that sales of, or the availability for sale of, shares of our common stock will have on the market price of the common stock prevailing from time to time. Future sales of substantial amounts of common stock in the public market, including shares issued upon the exercise of options granted under our stock option plan, could adversely affect the prevailing market price of our common stock and could impair our ability to raise capital in the future through the sale of securities.

     Following the sale of 1,000,000 units in this offering, we will have 5,328,890 shares of common stock outstanding. All 1,000,000 units sold in the offering will be freely transferable without restriction under the Securities Act of 1933, except for any shares held by someone who is our "affiliate" as that term is defined by the rules and regulations issued under the Securities Act. Common stock held by an affiliate will be subject to the resale limitations of Rule 144 under the Securities Act. The remaining 4,328,890 shares of common stock held by existing stockholders are "restricted securities" as that term is defined in Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 summarized below.

SALES OF RESTRICTED SHARES

     Upon completion of this offering, 4,328,890 outstanding shares of our common stock will be eligible for sale in the public market pursuant to Rule 144 under the Securities Act. In addition, certain existing holders of our common stock have rights to require us to register their shares under certain circumstances.

     A substantial majority of our officers, directors and stockholders have agreed to sign lock-up agreements prior to the closing of the offering,
pertaining to an aggregate of                shares of common stock, under which
they will agree not to transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, for between 6 and 18 months after the closing date of the offering. Transfers or dispositions can only be made sooner with our prior written consent and the consent of the representative of the underwriters.

     In general, under Rule 144 as currently in effect, beginning 90 days after this offering, a person, or persons whose shares are aggregated, who has beneficially owned shares of common stock for at least one year may sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of common stock or the average weekly trading volume of the common stock on all national securities exchanges during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission. Sales under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current public information about us. Under Rule 144(k) any person, or persons whose shares are aggregated, who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell those shares without regard to the volume limitations, manner-of-sale provisions, public information requirements or notice requirements of Rule 144.

OPTIONS

     As of February 22, 2002, options to purchase 1,359,802 shares of common stock were outstanding under our 1999 Stock Plan. The exercise of these options will increase the number of outstanding shares of our common stock. We have not filed a registration statement with respect to the shares issued and issuable under our 1999 Stock Plan, although we may do so in the future. Shares issued under our 1999 Stock Plan which have not been registered under the Securities Act will be eligible for sale in the public market pursuant to Rule 144 under the Securities Act. Should we file a registration statement with respect to the issuance and sale of such shares by the holders thereof, such shares will become eligible for sale in the public market immediately upon the effectiveness of the registration statement.

WARRANTS

     As of February 22, 2002, warrants to purchase an aggregate of 330,779 shares of common stock were outstanding. The exercise of these warrants will increase the number of outstanding shares of our common stock. The shares of common stock issuable upon exercise of these warrants will be eligible for sale in the public market pursuant to Rule 144 under the Securities Act.

REGISTRATION RIGHTS

     The holders of 351,864 shares of our common stock and outstanding warrants to purchase 2,584 additional shares of our common stock which were purchased in our fourth round private placement in January through June of 2001 have piggyback registration rights with respect to these shares, which give them the right to require us to register their shares if we propose to register the offering of any other equity securities by us. We will be obligated to pay all registration expenses for these shares except underwriting discounts and commissions, Securities and Exchange Commission filing fees and the fees and expenses of legal counsel and other advisors to the holders. The registration rights are subject to customary allocation and reduction if fewer than all requested shares are to be included in the registration statement.

                                    EXPERTS

     Our financial statements as of December 31, 2001, and for each of the two years then ended appearing in this prospectus and registration statement have been audited by Daszkal Bolton LLP, independent certified public accountants, as set forth in their reports appearing elsewhere in this prospectus, and are included in reliance upon said firm as experts in accounting and auditing.

                                 LEGAL MATTERS

     Holland & Knight LLP (a registered limited liability partnership), West Palm Beach, Florida will pass upon the validity of the units, common stock and warrants offered by this prospectus for us. Certain legal matters in connection with the offering will be passed upon for the underwriters by Dreier & Baritz LLP, Boca Raton, Florida.

                             CHANGE IN ACCOUNTANTS


     Our financial statements for the years ended December 31, 1999 and 2000 were previously audited by Arthur Andersen LLP. On December 13, 2001 we dismissed Arthur Andersen LLP as our independent public accountants. Our board of directors participated in and approved the decision to dismiss Arthur Andersen LLP as our independent public accountants. Arthur Andersen LLP's report on the financial statements for the two years ended December 31, 2000 does not cover the financial statements included in this prospectus. Such report did not contain an adverse opinion or disclaimer of opinion and was not modified as to uncertainty, audit scope or accounting principles. There were no disagreements with Arthur Andersen LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure at the time of the change or with respect to our financial statements for fiscal years 1999 and 2000 which, if not resolved to Arthur Andersen LLP's satisfaction, would have caused them to make reference to the subject matter of the disagreement in connection with their report.


     We engaged Daszkal Bolton LLP as our new independent accountants as of January 8, 2002. During the two most recent fiscal years through December 31, 2001, we did not consult with Daszkal Bolton LLP regarding (1) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements; or (2) any matter that was either the subject of a disagreement, as that term is defined in Item 304 of Regulation S-B and the related instructions to Item 304 of Regulation S-B, or a reportable event, as that term is defined in
Item 304 of Regulation S-B. The financial statements as of December 31, 2001 and 2000 included in this prospectus have been audited by Daszkal Bolton LLP.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We intend to furnish our stockholders annual reports, which will include financial statements audited by independent accountants, and all other periodic reports as we may determine to furnish or as may be required by law, including
Section 13(a) and 15(d) of the Exchange Act.

     We have filed with the Securities and Exchange Commission a registration statement on Form SB-2 under the Securities Act with respect to the securities offered by this prospectus. This prospectus does not contain all of the information required to be included in the registration statement under the rules and regulations of the Commission. For further information, please see the registration statement and accompanying exhibits. Statements contained in this prospectus regarding any contract or other document which has been filed as an exhibit to the registration statement are qualified in their entirety by reference to these exhibits for a complete statement of their terms and conditions. The registration statement and the accompanying exhibits may be inspected without charge at the offices of the Commission and copies may be obtained from the Commission's principal office at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 or at its regional office located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, upon payment of the fees prescribed by the Commission. Electronic reports and other information filed through the Electronic Data Gathering, Analysis, and Retrieval System, known as EDGAR, are publicly available on the Commission's website, http://www.sec.gov.

                              NEWSMAX MEDIA, INC.

                              FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 2001 AND 2000
                                      AND
                          INDEPENDENT AUDITORS' REPORT

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Independent Auditors' Report................................  F-1
Financial Statements:
  Balance Sheets at December 31, 2001 and 2000..............  F-2
  Statements of Operations for the years ended December 31,
     2001 and 2000..........................................  F-3
  Statements of Changes in Stockholders' Equity for the
     years ended December 31, 2001 and 2000.................  F-4
  Statements of Cash Flows for the years ended December 31,
     2001 and 2000..........................................  F-5
Notes to Financial Statements...............................  F-7

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of NewsMax Media, Inc.

     We have audited the accompanying balance sheets of NewsMax Media, Inc. (a Nevada corporation) as of December 31, 2001 and 2000, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NewsMax Media, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/S/ DASZKAL BOLTON LLP

Boca Raton, Florida
February 2, 2002

                              NEWSMAX MEDIA, INC.

                                 BALANCE SHEETS
                         AT DECEMBER 31, 2001 AND 2000

                                                                  2001          2000
                                                              ------------   ----------
                                        ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................  $    910,134   $2,047,416
  Restricted cash...........................................            --       15,000
  Short-term investments....................................       326,293       50,000
  Accounts receivable, net of allowance for doubtful
     accounts of $19,071 in 2001 and $13,888 in 2000........        87,113      103,577
  Books in inventory........................................        82,781       23,523
  Prepaid expenses and other current assets.................       202,173      209,864
                                                              ------------   ----------
          Total current assets..............................     1,608,494    2,449,380
                                                              ------------   ----------
PROPERTY AND EQUIPMENT, net.................................       127,585       88,445
                                                              ------------   ----------
OTHER ASSETS:
  Security Deposits.........................................        80,740       25,314
  Web site development costs, net of accumulated
     amortization of $26,301 in 2001 and $7,458 in 2000.....        95,318       30,183
                                                              ------------   ----------
          Total other assets................................       176,058       55,497
                                                              ------------   ----------
          Total assets......................................  $  1,912,137   $2,593,322
                                                              ============   ==========
                         LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable..........................................  $    272,758   $  183,951
  Accrued expenses..........................................       178,101       89,233
  Other liabilities.........................................        15,937      107,255
  Deferred income -- current portion........................       806,733      840,186
                                                              ------------   ----------
          Total current liabilities.........................     1,273,529    1,220,625
                                                              ------------   ----------
DEFERRED INCOME -- NON-CURRENT PORTION......................        34,025      163,953
                                                              ------------   ----------
COMMITMENT AND CONTINGENCIES (Notes 4 and 5)
STOCKHOLDERS' EQUITY:
  Preferred stock, $.001 par value; 10,000,000 shares
     authorized; -0- issued and outstanding in 2001 and
     2000...................................................            --           --
  Common stock, $.001 par value; 40,000,000 shares
     authorized; 11,030,138 and 9,693,212 issued and
     outstanding in 2001 and 2000, respectively.............        11,030        9,694
  Additional paid-in capital................................    11,564,290    8,127,777
  Accumulated deficit.......................................   (10,970,737)  (6,928,727)
                                                              ------------   ----------
          Total stockholders' equity........................       604,583    1,208,744
                                                              ------------   ----------
          Total liabilities and stockholders' equity........  $  1,912,137   $2,593,322
                                                              ============   ==========

                See accompanying notes to financial statements.

                              NEWSMAX MEDIA, INC.

                            STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

                                                                 2001          2000
                                                              -----------   -----------
REVENUES:
  Subscription revenue......................................  $ 1,191,776   $ 1,040,490
  Advertising revenue.......................................      669,505     1,259,983
  E-Commerce and direct product revenue.....................    2,225,563       580,263
  List rental and other revenues............................      125,828        98,051
                                                              -----------   -----------
          Total revenues....................................    4,212,672     2,978,787
COST OF REVENUES............................................    2,355,264     1,284,399
                                                              -----------   -----------
     Gross profit...........................................    1,857,408     1,694,388
SALES AND MARKETING COSTS...................................    2,609,178     3,183,062
GENERAL AND ADMINISTRATIVE EXPENSES:
  Personnel costs...........................................    2,120,284     1,770,719
  Professional fees.........................................      450,598       434,924
  Office expenses...........................................      171,066       164,473
  Travel and entertainment..................................      135,405       147,400
  Telephone.................................................       80,993        82,755
  Rent......................................................      167,222       113,384
  Other.....................................................      244,542       117,416
                                                              -----------   -----------
          Total general and administrative expenses.........    3,370,110     2,831,071
                                                              -----------   -----------
LOSS FROM OPERATIONS........................................   (4,121,880)   (4,319,745)
OTHER INCOME (EXPENSE)
  Interest income...........................................       61,870       187,241
  Other, net................................................       18,000         1,699
                                                              -----------   -----------
          Total other income (expense)......................       79,870       188,940
                                                              -----------   -----------
     Net loss...............................................  $(4,042,010)  $(4,130,805)
                                                              ===========   ===========
  Net loss per common share -- basic and diluted............  $     (0.39)  $     (0.44)
                                                              ===========   ===========
  Weighted average shares outstanding.......................   10,345,100     9,336,388
                                                              ===========   ===========

                See accompanying notes to financial statements.

                              NEWSMAX MEDIA, INC.

                 STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                 FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

                                               COMMON STOCK        ADDITIONAL                        TOTAL
                                          ----------------------     PAID-IN     ACCUMULATED     STOCKHOLDERS'
                                             SHARES      AMOUNT      CAPITAL       DEFICIT      EQUITY (DEFICIT)
                                          ------------   -------   -----------   ------------   ----------------
BALANCE, December 31, 1999..............    8,916,580    $ 8,916   $ 5,889,083   $ (2,797,922)     $3,100,077
  Common stock issued:
    For professional services...........       42,100         44       140,256             --         140,300
    To other stockholders...............      784,532        784     1,979,398             --       1,980,182
    Less: shares retired................      (50,000)       (50)      (68,950)            --         (69,000)
  Stock based compensation..............           --         --       187,990             --         187,990
  Net loss..............................           --         --            --     (4,130,805)     (4,130,805)
                                           ----------    -------   -----------   ------------      ----------
BALANCE, December 31, 2000..............    9,693,212      9,694     8,127,777     (6,928,727)      1,208,744
  Common stock issued:
    To other stockholders...............    1,336,926      1,336     3,195,097             --       3,196,433
  Stock based compensation..............           --         --       241,416             --         241,416
  Net loss..............................           --         --            --     (4,042,010)     (4,042,010)
                                           ----------    -------   -----------   ------------      ----------
BALANCE, December 31, 2001..............   11,030,138    $11,030   $11,564,290   $(10,970,737)     $  604,583
                                           ==========    =======   ===========   ============      ==========

                See accompanying notes to financial statements.

                              NEWSMAX MEDIA, INC.

                            STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

                                                                 2001          2000
                                                              -----------   -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss..................................................  $(4,042,010)  $(4,130,805)
  Adjustments to reconcile net loss to net cash used in
     operating activities
       Depreciation and amortization........................       49,648        24,973
       Issuance of common shares for services...............           --        42,300
       Stock based compensation.............................      241,416       187,990
       Provision for bad debts..............................       19,071        13,888
       Loss on sale of capital equipment....................           --         4,595
       Changes in operating assets and liabilities:
          (Increase) decrease in operating assets:
          Accounts receivable...............................       (2,607)      (70,636)
          Books in inventory................................      (59,258)      (23,523)
          Prepaid expenses and other current assets.........        7,691      (162,956)
          Security deposits.................................      (55,426)           --
          Increase (decrease) in liabilities:
          Accounts payable..................................       88,807      (238,294)
          Accrued liabilities...............................       (2,450)      162,856
          Deferred income...................................     (163,381)      302,335
                                                              -----------   -----------
               Net cash used in operating activities........   (3,918,499)   (3,887,277)
                                                              -----------   -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from (purchases of) short-term investments,
     net....................................................     (276,293)    2,210,500
  Capital equipment acquisitions............................      (69,945)      (49,580)
  Proceeds from sale of capital equipment...................           --         9,755
  Web site development costs................................      (83,978)       (9,227)
                                                              -----------   -----------
               Net cash (used in) provided by investing
                 activities.................................     (430,216)    2,161,448
                                                              -----------   -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from sale of common stock........................    3,196,433     2,078,181
  Repurchases of common stock...............................           --       (69,000)
                                                              -----------   -----------
               Net cash provided by financing activities....    3,196,433     2,009,181
                                                              -----------   -----------
NET INCREASE IN CASH AND CASH EQUIVALENTS...................   (1,152,282)      283,352
CASH AND CASH EQUIVALENTS, beginning of year................    2,062,416     1,779,064
                                                              -----------   -----------
CASH AND CASH EQUIVALENTS, end of year......................  $   910,134   $ 2,062,416
                                                              ===========   ===========

                See accompanying notes to financial statements.

                              NEWSMAX MEDIA, INC.

                 FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

                                                                2001       2000
                                                              --------   --------
Supplemental Disclosure of Cash Flow Information:
     Interest paid..........................................  $     --   $     --
                                                              ========   ========
     Income taxes paid......................................  $     --   $     --
                                                              ========   ========
Supplemental Disclosure of Noncash Investing and Financing
  Activities for the year ended December 31, 2001:
     Options issued for services valued at $241,416
Supplemental Disclosure of Noncash Investing and Financing
  Activities for the year ended December 31, 2000:
     42,100 shares of common stock issued for services
      valued at $140,300
     Options issued for services valued at $187,990

                See accompanying notes to financial statements.

                              NEWSMAX MEDIA, INC.

                         NOTES TO FINANCIAL STATEMENTS

1.  DESCRIPTION OF BUSINESS

     a.  Description of Business

     NewsMax Media, Inc., (the "Company"), a Nevada corporation, was incorporated on July 15, 1998, and registered on August 20, 1998, as a foreign corporation in the State of Florida. On June 24, 1999, the Company changed its name from Sequoia Digital Corporation to NewsMax.com, Inc. On September 20, 2001, the Company changed its name from NewsMax.com, Inc. to NewsMax Media, Inc. The Company publishes original news and opinion content through traditional print media, including its NewsMax.com magazine, and its Internet web site, and markets and sells related products through its print and online publications and other forms of direct response marketing.

     b.  Funding

     The Company's operations have reflected significant operating losses totaling approximately $11,000,000 since inception. The attainment of profitable operations by the Company is dependent upon future events, such as the successful implementation of the Company's marketing programs, which will require additional capital funding. It is the Company's intention to continue to raise additional capital by means of both private placements and an initial public offering of common stock.

     Currently, the Company is preparing a registration statement on Form SB-2, which is expected to be filed with the Securities and Exchange Commission in February 2002. In addition, since January 1, 2002, certain stockholders have exercised approximately 1.4 million warrants to purchase common stock. The Company received approximately $650,000 during the period when these warrants were exercised.

     c.  Per Share Amounts

     Contingent upon the completion of the registration statement on Form SB-2, the Company expects to complete a 1 for 3 reverse stock split. The number of shares outstanding and the per share amounts as shown in the accompanying financial statements have not been adjusted to reflect the 1 for 3 reverse stock split.

     The Company's pro forma net loss per share amounts assuming the 1 for 3 reverse stock split are as follows:

                                                               2001     2000
                                                              ------   ------
Net loss per share..........................................  $(1.17)  $(1.32)
                                                              ======   ======

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     a.  Revenue Recognition

     The Company recognizes revenues when goods and services are provided. Subscriptions received in advance of the publication are recorded as deferred revenue, and recognized as revenue over the term of the subscription of one to two years on a straight-line basis. Magazine subscription revenue accounted for 28% and 35% of total revenue in 2001 and 2000, respectively.

     E-Commerce and direct product sales are derived from the sales of books, tapes and other items advertised in the Company's web site. E-Commerce and direct product sales are recognized when the product is shipped. Electronic commerce and direct product sales revenue as a percent of total revenue was 53% and 19% in 2001 and 2000, respectively. Allowances are provided for estimated returns and refunds. The allowance for returns and refunds amounted to approximately $19,000 and $14,000 as of December 31, 2001 and 2000, respectively. Shipping and handling charges recorded as revenue amounted to approximately $322,000 in 2001.

                              NEWSMAX MEDIA, INC.

     Advertising revenue is derived from the sale of advertising in the Company's magazine and on the Company's web site. Advertising revenue is recognized in the period the advertisement is displayed. Advertising revenue as a percent of total revenue approximated 16% and 42% in 2001 and 2000, respectively. The Company also recognizes advertising revenue as a result of barter transactions with certain other Internet related and publishing companies. Such revenue is recognized based on the fair value of the consideration received, which generally consists of advertising in other publications or on other web sites.

     Barter revenue and the corresponding expense are recognized in the period the advertisement is displayed. Barter transactions in which the Company received advertising or other services in exchange for advertising in its magazine or on its web site accounted for approximately 1% and 10% of total revenues in 2001 and 2000, respectively.

     b.  Use Of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     c.  Cash and Cash Equivalents

     The Company considers all investments purchased with original maturities of three months or less to be cash and cash equivalents.

     d.  Short-Term Investments

     Short-term investments include highly liquid investments with original maturities in excess of three months but less than one year. Such marketable securities are classified as "trading" and, accordingly, are carried at fair market value as of December 31, 2001 and 2000.

     e.  Inventories

     Inventories are stated at the lower of cost (first-in, first-out basis) or market (net realizable value).

     f.  Property and Equipment

     Property and equipment are stated at cost less accumulated depreciation. The Company computes depreciation using the straight-line method over the estimated useful lives of the assets, which range from 3-5 years for computer and office equipment and 7 years for furniture and fixtures and telephone equipment. Outlays for repairs and maintenance are charged to operations as incurred, and additions and improvements that extend the lives of the assets are capitalized.

     g.  Concentration of Credit Risk

     Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents, accounts receivables and short-term investments. Management believes the financial risks associated with these financial instruments are minimal.

     The Company places its cash with high credit quality financial institutions and makes short-term investments in high credit quality money market instruments of short-term duration. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits.

                              NEWSMAX MEDIA, INC.

     Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At December 31, 2001, and December 31, 2000, the Company had approximately $1,038,498 and $2,009,638, respectively, in excess of FDIC insured limits. The Company has not experienced any losses in such accounts.

     Concentrations of credit risk with respect to accounts receivable are limited because a large number of geographically diverse customers make up the Company's customer base, thus spreading the trade credit risk. The Company controls credit risk through credit approvals, credit limits and monitoring procedures. The Company performs credit evaluations of its commercial customers but generally does not require collateral to support accounts receivable.

     h.  Long Lived Assets

     The Company continually evaluates factors, events and circumstances which include, but are not limited to, historical and projected operating performance of the Company, specific industry trends and general economic conditions to assess whether the remaining estimated useful life of long-lived assets may warrant revision or that the remaining balance of intangible assets may not be recoverable. When such factors, events or circumstances indicate that intangible assets should be evaluated for possible impairment, the Company uses an estimate of undiscounted cash flows over the remaining lives of the intangible assets in measuring their recoverability. The Company measures asset impairment loss as the amount by which the carrying amount exceeds the fair market value of the asset.

     i.  Stockholders' Equity

     In September 2001, the board of directors approved a 2-for-1 stock split of the Company's common stock effected in the form of a 100% stock dividend, which was distributed on September 30, 2001, to stockholders of record on September 18, 2001. Stockholders' equity, common stock, warrants and stock option activity for all periods presented have been restated to give retroactive recognition to the stock split. In addition, all references in the financial statements and notes to financial statements to weighted average number of shares, per share amounts, and market prices of the Company's common stock have been restated to give retroactive recognition to the stock split.

     On January 24, 2001, the Company circulated a private placement memorandum to potential investors offering two shares of common stock and one warrant to purchase one share of common stock for $7.50 per unit. From January 24, 2001 through June 18, 2001, 708,896 shares of common stock and 354,448 warrants were sold for approximately $2,650,000.

     During the fourth quarter of 2001, Icarus Investments I, Ltd., an affiliate of a director of the Company, exercised 298,002 of its warrants generating approximately $400,000 in proceeds to the Company, and sold the shares to accredited investors. In December 2001, the Company approved a temporary repricing of the warrants included in the units sold in the January 2001 private placement that allowed holders to exercise their warrants at a price of $1.25 per share. This resulted in the issuance of 340,028 new common shares and generated approximately $425,000 in proceeds to the Company.

     During the year ended December 31, 2000, the Company raised approximately $2,400,000 through the issuance of 826,632 shares of common stock.

     j.  Reclassifications

     Certain reclassifications have been made to prior year amounts to conform to the current year presentation.

                              NEWSMAX MEDIA, INC.

     k.  Fair Value of Financial Instruments

     The Company's financial instruments, primarily consisting of cash equivalents, short-term investments, accounts receivable and accounts payable, approximate fair value due to their short-term nature and/or market rates of interest.

     l.  Web Site Development Costs

     Emerging Issues Task Force Issue No. 00-2, "Accounting for Web Site Development Costs," requires that certain costs for the development of software for internal use be capitalized. Approximately $84,000 and $9,000 of web site development costs were capitalized in 2001 and 2000 respectively. Web site development costs are stated at cost and are amortized over the estimated useful life of the web page design, generally five years.

     m.  Net Loss Per Share

     Net loss per share is computed based on the weighted average number of common shares outstanding during the year. Stock warrants and options outstanding are common stock equivalents and are included in the calculation of loss per share to the extent that they are dilutive using the treasury-stock method.

     The potential common stock equivalents were not included in diluted loss per share because the effect would have been anti-dilutive. Accordingly, basic and diluted loss per common share are the same for the periods presented.

     n.  Advertising Costs

     Advertising costs are expensed as incurred. Advertising costs charged to expense in 2001 and 2000 were approximately $470,000 and $1,009,000, respectively.

     o.  Cost of Revenues

     Cost of revenues consists of costs directly related to the production of revenues including printing costs, editorial costs, and fulfillment costs for the Company's magazine as well as shipping costs for all products and costs related to outside services including web service and e-mail service.

     p.  Income Taxes

     Deferred tax liabilities and assets are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

     q.  Comprehensive Loss

     The Company's net loss and comprehensive loss are the same for the years ended December 31, 2001 and 2000, respectively.

     r.  New Accounting Pronouncement

     On June 29, 2001, the Financial Accounting Standards Board unanimously approved the issuance of Statements of Financial Accounting Standards No. 141, Business Combinations (Statement 141), and No. 142, Goodwill and Other Intangible Assets (Statement 142). Statement 141 eliminates the pooling-of-interests method of accounting for business combinations except for qualifying business combinations that were initiated prior to July 1, 2001. Statement 141 changes the criteria to recognize intangible assets apart

                              NEWSMAX MEDIA, INC.

from goodwill. The requirements of Statement 141 are effective for any business combination accounted for by the purchase method that is completed after June 30, 2001.

     Under Statement 142, goodwill and indefinite lived intangible assets are no longer amortized but are reviewed annually, or more frequently if impairment indicators arise, for impairment. Identifiable intangible assets will continue to be amortized over their estimated useful lives. Early adoption is permitted for companies with fiscal years beginning after March 15, 2001, provided that their first quarter financial statements have not been issued. The Company believes that the ongoing application of these Statements will not have a material adverse effect on the Company's financial position, results of operations, or cash flows.

3.  PROPERTY AND EQUIPMENT

     Major classes of property and equipment as of December 31, 2001 and 2000, are as follows:

                                                      ESTIMATED
                                                       USEFUL
                                                        LIVES        2001       2000
                                                      ---------    --------    -------
Computer and office equipment.......................  3-5 years    $115,841    $62,709
  Furniture and fixtures............................    7 years      38,442     31,799
  Telephone system..................................    7 years      27,378     17,208
                                                                   --------    -------
                                                                    181,661    111,716
  Less -- Accumulated depreciation..................                (54,076)   (23,271)
                                                                   --------    -------
                                                                   $127,585    $88,445
                                                                   ========    =======

     Depreciation of property and equipment amounted to $30,805 for 2001 and $19,759 for 2000.

4.  SHORT-TERM INVESTMENTS

     At December 31, 2001, the Company carried short-term investments consisting of the following certificates of deposit:

DESCRIPTION                                     RATES        MATURITY          AMOUNT
-----------                                     -----    -----------------    --------
Philadelphia Trust Account....................   2.75%   February 21, 2002    $ 50,000
Philadelphia Trust Account....................   2.75%   February 25, 2002    $ 50,000
Citibank 6 mo. Business CD....................   2.27%      March 27, 2002    $225,000

     Certain short-term investments were allowed to mature during 2001 and the resulting interest income is included in other income.

     At December 31, 2000 the Company carried short-term investments consisting of the following certificate of deposit:


DESCRIPTION                                     RATES        MATURITY          AMOUNT
-----------                                     -----    -----------------    --------
Philadelphia Trust Account....................   6.30%        May 21, 2001    $ 50,000

     The carrying amount of short-term investments approximates fair value because of the short-term maturity of those instruments.

5.  OPERATING LEASES

     The Company leases real property for its principal offices and customer service and fulfillment center under non-cancelable operating leases for periods of three years. The Company also has several operating

                              NEWSMAX MEDIA, INC.

leases for office equipment through 2003. Rent expense for the years ended December 31, 2001 and 2000 was $167,222 and $113,384, respectively.

     At December 31, 2001, future minimum lease payments were as follows:

2002........................................................  $128,689
2003........................................................    81,356
2004........................................................    34,252
                                                              --------
          Total.............................................  $244,297
                                                              ========

6.  EMPLOYMENT AGREEMENTS

     The Company has executed two-year employment contracts with three of its executive officers. At December 31, 2001, the Company's minimum contractual obligations for salary payments under such employment contracts were as follows:

2002........................................................  $290,000
2003........................................................   189,583
2004........................................................        --
                                                              --------
          Total.............................................  $479,583
                                                              ========

7.  STOCK OPTIONS AND WARRANTS

     During 2000, the Company approved amendments to its 1999 Stock Plan to provide for a total of 5,500,000 common shares to be available for granting stock options to its employees and directors. Options become exercisable over various vesting periods depending on the nature of the grant. In general, the options expire 5 years after the date of the grant.

     During the years 2001 and 2000, the Company issued warrants as consideration for capital contributions. Each warrant represents the right to purchase one share of the Company's common stock. The warrants issued in 2001 are exercisable at $3.75 per share and expire 5 years from the issue date. The warrants issued in 2000 are exercisable at $1.50 and $3.00 per share and expire 5 years from the issue date. As these warrants represent consideration for capital contributions, the value of the warrants is treated as a cost of capital and is excluded from the accompanying statement of operations and the pro forma net loss disclosed under SFAS No. 123.

     The Company also issued options to consultants in consideration of various services performed on behalf of the Company. The Company issued 246,000 options in 2001 and 206,668 options in 2000 as consideration for services and measured the value of these options using the Black Scholes option-pricing model. The value of these options was $241,416 in 2001 and $187,990 in 2000 and is included in professional fees in the accompanying statement of operations.

                              NEWSMAX MEDIA, INC.

     A summary of the status of the Company's stock option plan and warrants as of December 31, 2001 and 2000 is presented below:

                                                                       2001
                                                            --------------------------
                                                             NO. OF        EXERCISE
                                                             SHARES          PRICE
                                                            ---------    -------------
Outstanding at beginning of year..........................  6,579,668    $ .50 - $3.75
     Options granted......................................     86,000             3.50
     Options granted......................................    924,800             3.75
     Warrants issued......................................    950,696             3.75
     Options forfeited....................................    (52,000)     1.50 - 3.50
     Warrants exercised...................................   (638,030)    1.125 - 1.75
                                                            ---------    -------------
  Outstanding at end of year..............................  7,851,134    $ .50 - $3.75
                                                            ---------    =============
  Exercisable at end of year..............................  7,344,884
                                                            =========

                                                                       2000
                                                            --------------------------
                                                             NO. OF        EXERCISE
                                                             SHARES          PRICE
                                                            ---------    -------------
Outstanding at beginning of year..........................  5,805,000    $ .50 - $1.50
     Options granted......................................    123,334             1.50
     Options granted......................................      6,000             2.50
     Options granted......................................     47,334             3.00
     Options granted......................................    556,000             3.50
     Warrants issued......................................      7,000             3.00
     Warrants issued......................................    340,000             1.50
     Options forfeited....................................   (305,000)            1.50
                                                            ---------    -------------
  Outstanding at end of year..............................  6,579,668    $1.50 - $3.50
                                                            ---------    =============
  Exercisable at end of year..............................  6,049,224
                                                            =========

     The Company applies APB Opinion No. 25 and related interpretations in accounting for its employee stock-based compensation plans. Accordingly, no compensation cost has been recognized for its employee stock plans. Had compensation for the Company's stock-based compensation plans been determined pursuant to SFAS No. 123, "Accounting for Stock-Based Compensation", the Company's net loss and loss per share would have increased accordingly. Using the Black-Scholes option-pricing model for all options granted, the Company's pro forma net loss and pro forma net loss per share with related assumptions are as follows:

                                                               2001           2000
                                                            -----------    -----------
Pro forma net loss........................................  $(5,100,860)   $(5,635,973)
Pro forma basic and diluted net loss per share............  $     (0.49)   $     (0.60)
Discount rate.............................................        5.00%          5.00%
Expected life (years).....................................            5              5
Expected volatility.......................................        7.00%         55.00%
Quarterly dividend rate...................................           0%             0%

                              NEWSMAX MEDIA, INC.

8.  INCOME TAXES

     The Company has net operating loss carryforwards of approximately $10,927,594 that expire through 2021 which are available to offset future taxable income.

     The Company has recorded a full valuation allowance against its deferred tax assets at December 31, 2001 and 2000 because the realization of the tax benefit is dependent on future taxable earnings, and in management's opinion, it is more likely than not that the benefit will not be realized.

     Income tax expense is comprised of:

                                                               2001           2000
                                                            -----------    -----------
Income taxes currently payable............................  $        --    $        --
Deferred income tax benefit...............................           --             --
                                                            -----------    -----------
                                                            $        --    $        --
                                                            ===========    ===========

     A reconciliation of income tax at the statutory rate to the Company's effective tax rates for the years ended December 31, 2001 and 2000, is as follows:

                                                               2001           2000
                                                            -----------    -----------
Federal income tax at the statutory rate of 34%...........  $(1,374,283)   $(1,404,474)
  State tax, net of federal benefit.......................     (146,127)      (149,286)
  Other...................................................        5,603          6,201
  Valuation allowance.....................................    1,514,807      1,547,559
                                                            -----------    -----------
     Income tax benefit included in the accompanying
       statements of operations...........................  $        --    $        --
                                                            ===========    ===========

     The components of the deferred tax asset as of December 31, 2001 and 2000 are as follows:

                                                                 2001          2000
                                                              ----------    ----------
Deferred tax assets:
     Net operating loss.....................................  $4,112,054    $2,579,841
     Long-term deferred revenue.............................          --        10,104
     Stock based compensation...............................      70,741        70,741
     Other..................................................      (6,601)          701
     Valuation allowance....................................  (4,176,194)   (2,661,387)
                                                              ----------    ----------
                                                              $       --    $       --
                                                              ==========    ==========

9.  SEGMENT REPORTING

     The Company's reportable business segments are strategic business units that offer distinctive products and services that are marketed through different channels. They are managed separately because of their unique marketing, distribution and technology requirements.

     The four reportable segments of the Company are subscription revenue, advertising revenue, product sales and list rental/other revenue. Subscription revenue is generated from the NewsMax.com magazine that is published monthly. Advertising revenue is generated from the sale of advertising in the monthly magazine or on the web site. Product sales include sales of books, apparel and other related items. List rental and other

                              NEWSMAX MEDIA, INC.

revenue includes revenue from the sale of its customer lists to outside parties and the implementation of other affinity programs.

     The Company's accounting policies for segments are the same as those described in the summary of significant accounting policies. Management evaluates segment performance based on segment profit or loss. Information for reportable segments is as follows:

                                                                     PRODUCT     LIST RENTAL
                                     SUBSCRIPTIONS   ADVERTISING      SALES        & OTHER        TOTAL
                                     -------------   -----------   -----------   -----------   -----------
2001
----
Revenue............................   $1,191,776     $  669,505    $ 2,225,563    $ 125,828    $ 4,212,672
COGS...............................      749,301         13,742      1,570,853       21,368      2,355,264
S&M................................      390,051         26,525      2,066,598      126,004      2,609,178
G&A................................           --        242,821             --           --        242,821
                                      ----------     ----------    -----------    ---------    -----------
Segment gain/(loss)................   $   52,424     $  386,417    $(1,411,888)   $ (21,544)   $  (994,591)
                                      ==========     ==========    ===========    =========    ===========
2000
----
Revenue............................   $1,040,490     $1,259,983    $   580,263    $  98,051    $ 2,978,787
COGS...............................      396,307            288        797,123       90,681      1,284,399
S&M................................      569,816        306,653      2,274,835       31,758      3,183,062
G&A................................           --        380,136             --           --        380,136
                                      ----------     ----------    -----------    ---------    -----------
Segment gain/(loss)................   $   74,367     $  572,906    $(2,491,695)   $ (24,388)   $(1,868,810)
                                      ==========     ==========    ===========    =========    ===========

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                           (NewsMax Media, Inc. Logo)

                              NEWSMAX MEDIA, INC.

                                1,000,000 UNITS

                             ---------------------

                             PRELIMINARY PROSPECTUS

                             ---------------------

     You should rely only on the information contained in this prospectus. Neither NewsMax Media, Inc. nor any underwriter has authorized anyone to provide prospective investors with any different or additional information. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of these securities.

     Until                     , 2002 (25 days after the date of this
prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                     NOBLE INTERNATIONAL INVESTMENTS, INC.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Our bylaws contain provisions requiring us to indemnify our directors, officers, employees and agents against liabilities they may incur by reason of their service in such capacities, which may include liability under the Securities Act of 1933. The Nevada Revised Statutes allow a company to indemnify its officers, directors, employees, and agents from any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, except under certain circumstances. Indemnification may only occur if a determination has been made that the officer, director, employee, or agent acted in good faith and in a manner which such person believed to be in the best interests of the company. A determination may be made by the stockholders; by a majority of the directors who were not parties to the action, suit, or proceeding confirmed by the opinion of independent legal counsel; or by the opinion of independent legal counsel in the event a quorum of directors who were not a party to such action, suit, or proceeding does not exist. Provided the terms and conditions of these provisions under Nevada law are met, we are required to indemnify our officers, directors, employees, and agents against any cost, loss, or expense arising out of any liability under the Securities Act of 1933. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons, NewsMax has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy, and is therefore unenforceable.

ITEM 25.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the estimated fees and expenses payable in connection with the issuance and distribution of the securities being registered hereunder, all of which will be paid by the Registrant:

Securities and Exchange Commission Registration Fee.........  $  1,546
NASD Filing Fee.............................................     1,300
American Stock Exchange Filing Fee..........................    15,000
Accounting Fees and Expenses................................   100,000
Legal Fees and Expenses.....................................   150,000
Road Show Expenses..........................................    45,000
Printing and Engraving Expenses.............................    80,000
Transfer Agent and Registrar Fees and Expenses..............     6,000
Miscellaneous...............................................     1,154
                                                              --------
          Total.............................................  $400,000
                                                              ========

     All amounts are estimated except for the SEC registration fee.

ITEM 26.  RECENT SALES OF UNREGISTERED SECURITIES.

     The following is a summary of the transactions by us during the past three years involving sales of our securities that were not registered under the Securities Act of 1933. The information summarized below does not give effect to the 1:3 reverse stock split to become effective as of the closing of this offering.

     We adopted our 1999 Stock Plan in July 2000. Under the Plan, we have authority to issue options to purchase an aggregate of 5,500,000 shares of common stock. To date, we have issued 5,485,468 options to directors, officers, employees and consultants, with original exercise prices ranging from $.50 to $3.75, 1,406,061 of which have been exercised. The options and underlying shares of common stock were issued in reliance on Section 4(2) of the Securities Act of 1933.

     In October 1999, we issued a stock purchase warrant to Icarus Investments I, Ltd., an affiliate of director Michael Ruff, entitling Icarus to purchase 1,000,000 shares of common stock at an exercise price of $1.50 per share, for a five-year exercise period commencing October 20, 1999 through October 20, 2004. Additionally, in October 1999, we issued a stock purchase warrant to Icarus to purchase 706,000 shares of common stock at an exercise price of $1.125 per share, for a five-year period commencing October 20, 1999 through October 20, 2004. The options and underlying shares of common stock were issued in reliance on Section 4(2) of the Securities Act of 1933. Between November 2001 and February 22, 2002, 171,742 of the $1.125 warrants were exercised and 243,261 of the $1.50 warrants were exercised. In February 2002, we agreed to temporarily reduce the exercise price of these warrants to $.40 per share, and Icarus exercised warrants to purchase 1,249,661 shares, generating proceeds to us of $499,864.

     In May 2000, we issued a stock purchase warrant to an accredited investor to purchase 7,000 shares of common stock at an exercise price of $3.00 per share, for a five-year period commencing May 20, 2000 through May 20, 2005. The options and underlying shares of common stock were issued in reliance on Section 4(2) of the Securities Act of 1933.

     In July 2000, we issued stock purchase warrants to two accredited investors to purchase 340,000 shares of common stock at an exercise price of $1.50 per share, for a five-year period. The options and underlying shares of common stock were issued in reliance on Section 4(2) of the Securities Act of 1933.

     Between February 1999 and June 1999, we issued 944,000 shares of common stock to 10 accredited investors for aggregate consideration of $236,000. The shares were issued in reliance on the exemption from registration under Rule 506 of Regulation D of the Securities Act of 1933.

     Between June 1999 and November 1999, we issued 5,358,180 shares of common stock to 51 accredited investors for aggregate consideration of $5,857,710. The shares were issued in reliance on the exemption from registration under Rule 506 of Regulation D of the Securities Act of 1933.

     Between February and December 2000, we issued 826,632 shares of common stock to 76 accredited investors for aggregate consideration of $2,361,471. The shares were issued in reliance on the exemption from registration under Rule 506 of Regulation D of the Securities Act of 1933.

     During the years ended December 31, 1999 and 2000, we issued 93,000 and 42,100 shares of common stock, respectively, in consideration for professional services rendered. The shares of common stock were issued in reliance on Section 4(2) of the Securities Act of 1933.

     Between January and June 2001, we issued an aggregate of 708,896 shares of common stock and warrants to purchase 354,448 shares of common stock to 45 accredited investors for aggregate consideration of $2,808,365 in cash in a private placement of units, each unit consisting of two shares of common stock and one warrant to purchase an additional share of common stock at an exercise price of $3.75 per share. We reduced the exercise price of the warrants to $1.25 per share from November 29, 2001 to January 16, 2002. During this period, we issued 346,696 shares of common stock upon the exercise of these warrants by the holders thereof, and received proceeds of $433,370. The units and the underlying securities were issued in reliance on the exemption from registration under Rule 506 of Regulation D of the Securities Act of 1933.

     During February 2002, we issued 1,406,061 shares of common stock to Christopher Ruddy, our president and chief executive officer, upon Mr. Ruddy's exercise of stock options previously granted to him under our 1999 Stock Plan. The aggregate exercise price of these options was $1,440,000, which was paid by the surrender to us and cancellation of 822,858 shares of our common stock, which were deemed to have a value of $1.75 per share.

ITEM 27.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

EXHIBITS:

     The following exhibits are filed as part of this registration statement:


EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
   1.1    Form of Underwriting Agreement*
   3.1    Articles of Incorporation of the Registrant, as amended, as filed with the State of Nevada Secretary of State+
   3.2    Bylaws of the Registrant+
   4.1    Specimen Common Stock Certificate+
   4.2    Form of Warrant Agreement among the Registrant and Jersey
          Transfer and Trust Company, as Warrant Agent, including the form of Warrant*
   4.3    Form of Unit Certificate*
   4.4    Form of Warrant to Noble International Investments, Inc.*
   5.1    Opinion of Holland & Knight LLP*
  10.1    1999 Stock Plan+
  10.2    Commercial Lease Agreement, dated May 1, 2001, by and
          between Eastgroup Properties, L.P., as Lessor, and
          NewsMax.com, Inc., as Lessee+
  10.3    Commercial Lease Agreement, dated September 17, 1999, by and between Brandywine Centre II, Ltd., as Lessor, and
          NewsMax.com, Inc., as Lessee+
  10.4    Addendum, dated October 1, 2000, to Commercial Lease
          Agreement by and between Brandywine Centre II, Ltd., as
          Lessor, and NewsMax.com, Inc., as Lessee+
  10.5    Executive Employment Agreement, dated December 1, 1999, by and between NewsMax.com, Inc. and Christopher Ruddy+
  10.6    Executive Employment Agreement, dated November 1, 2001, by and between NewsMax Media, Inc. and Bruce R. Lonic, Jr.+
  10.7    Executive Employment Agreement, dated October 2, 2000, by
          and between NewsMax.com, Inc. and Kevin Timpy+
  23.1    Consent of Daszkal Bolton LLP independent certified public accountants+
  23.2    Consent of Holland & Knight LLP (included in Exhibit 5.1)*
  23.3    Letter from Arthur Andersen LLP, independent certified
          public accountants**
  24      Power of Attorney (included on signature page)+



 + Previously filed.


 * To be filed by amendment.


** Filed herewith.


ITEM 28.  UNDERTAKINGS.

     The Registrant hereby undertakes to:

     (1) file, during any period in which it offers or sells securities, a post-effective amendment to this Registration statement to:

     (i) include any prospectus required by Section 10(a)(3) of the Securities Act;

     (ii) reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information set forth in this Registration Statement;

     (iii) include any additional or changed material information on the plan of distribution.

     (2) for determining liability under the Securities Act, treat each such post-effective amendment as a new registration of the securities offered, and the offering of such securities at that time to be the initial bona fide offering; and

     (3) file a post-effective amendment to remove from registration any of the securities that remain unsold at the termination of this offering.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the option of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this amended registration statement to be signed on its behalf by the undersigned, in the City of West Palm Beach, State of Florida, on March 12, 2002.


                                          NEWSMAX MEDIA, INC.


                                          By:    /s/ CHRISTOPHER RUDDY*

                                            ------------------------------------
                                                  Name: Christopher Ruddy
                                             Title: President, Chief Executive
                                                           Officer


     In accordance with the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:



                      SIGNATURE                                    TITLE                    DATE
                      ---------                                    -----                    ----



               /s/ CHRISTOPHER RUDDY*                   President, Chief Executive     March 12, 2002
-----------------------------------------------------      Officer, and Director
                  Christopher Ruddy                    (Principal Executive Officer)



              /s/ BRUCE R. LONIC, JR.*                   Secretary, Treasurer and      March 12, 2002
-----------------------------------------------------     Chief Financial Officer
                 Bruce R. Lonic, Jr.                   (Principal Financial Officer
                                                         and Principal Accounting
                                                                 Officer)



               /s/ WILLIAM REES-MOGG*                      Chairman of the Board       March 12, 2002
-----------------------------------------------------
                  William Rees-Mogg



                                                                 Director              March 12, 2002
-----------------------------------------------------
                 James Dale Davidson



                 /s/ THOMAS MOORER*                              Director              March 12, 2002
-----------------------------------------------------
                    Thomas Moorer



                                                                 Director              March 12, 2002
-----------------------------------------------------
                Arnaud de Borchgrave



                  /s/ MICHAEL RUFF*                              Director              March 12, 2002
-----------------------------------------------------
                    Michael Ruff



                 By: /s/ KEVIN TIMPY                     Chief Operating Officer,      March 12, 2002
  -------------------------------------------------      Executive Vice President
            Kevin Timpy, Attorney-in-Fact



* Executed by Attorney-in-Fact

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
   1.1    Form of Underwriting Agreement*
   3.1    Articles of Incorporation of the Registrant, as amended, as filed with the State of Nevada Secretary of State+
   3.2    Bylaws of the Registrant+
   4.1    Specimen Common Stock Certificate+
   4.2    Form of Warrant Agreement among the Registrant and Jersey
          Transfer and Trust Company, as Warrant Agent, including the form of Warrant*
   4.3    Form of Unit Certificate*
   4.4    Form of Warrant to Noble International Investments, Inc.*
   5.1    Form of Opinion of Holland & Knight LLP*
  10.1    1999 Stock Plan+
  10.2    Commercial Lease Agreement, dated May 1, 2001, by and
          between Eastgroup Properties, L.P., as Lessor, and
          NewsMax.com, Inc., as Lessee+
  10.3    Commercial Lease Agreement, dated September 17, 1999, by and between Brandywine Centre II, Ltd., as Lessor, and
          NewsMax.com, Inc., as Lessee+
  10.4    Addendum, dated October 1, 2000, to Commercial Lease
          Agreement by and between Brandywine Centre II, Ltd., as
          Lessor, and NewsMax.com, Inc., as Lessee+
  10.5    Executive Employment Agreement, dated December 1, 1999, by and between NewsMax.com, Inc. and Christopher Ruddy+
  10.6    Executive Employment Agreement, dated November 1, 2001, by and between NewsMax Media, Inc. and Bruce R. Lonic, Jr.+
  10.7    Executive Employment Agreement, dated October 2, 2000, by
          and between NewsMax.com, Inc. and Kevin Timpy+
  23.1    Consent of Daszkal Bolton LLP independent certified public accountants+
  23.2    Consent of Holland & Knight LLP (included in Exhibit 5.1)*
  23.3    Letter from Arthur Andersen LLP, independent certified
          public accountants**
  24      Power of Attorney (included on signature page)+



 + Previously filed.


 * To be filed by amendment.


** Filed herewith.